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07020177

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Fukuoka

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JAN 0 9 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 01117 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/8/07

Nov 20,2006

Financial Digest for the Interim of FY2006

THE BANK OF FUKUOKA, LTD.



This report contains forward-looking statements and other forward-looking information relating to the bank (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the bank's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the results of operations, the financial condition, the bank's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the bank's management will strive to achieve through the successful implementation of the bank's business strategies. The bank may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

Financial Digest for the interim FY2006

1. Gain and loss 【Non-consolidated】

(¥ mil.)

	6 months ended Sep 30,2006	Comparison	6 months ended Sep 30,2005
Ordinary income	84,931	3,169	81,762
Gross business profit	63,949	607	63,342
Net interest income	51,404	(203)	51,607
Domestic	49,226	1,306	47,920
International	2,178	(1,508)	3,686
Net fees and commissions	10,748	290	10,458
Net trading income	1,306	682	624
Net other operateing income	489	(163)	652
Gains(Losses) on sales(redemption) of bonds	(180)	(178)	(2)
Gains on foreign exchange transactions	404	(118)	522
Overhead expenses	35,547	819	34,728
① Transfer to general reserve for possible loan losses	—	4,947	(4,947)
Business profit	28,401	(5,160)	33,561
Core business profit	28,582	46	28,536
Other operating profit(loss)	(1,130)	4,938	(6,068)
② Credit cost for specific problem loans	71	(5,939)	6,010
③ Transfer to reserve for specific overseas countries	—	4	(4)
Gains (losses) on stocks	308	(439)	747
Others	(1,367)	(557)	(810)
Ordinary profit	27,271	(222)	27,493
Extraordinary profit (losses)	1,663	(301)	1,964
change in retirement payment system	—	(2,532)	2,532
④ Reversal of reserves for possible loan losses	2,377	2,377	—
Fixed assets- impairment accounting	461	384	77
Income (loss) before income taxes	28,935	(522)	29,457
Net income	17,058	(670)	17,728
Credit cost ①+②+③−④	(2,306)	(3,364)	1,058

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.
3. "Core business profit" 【28,582】
= "Business profit" 【28,401】 − "Transfer to general reserve for possible loan losses" 【−】 − "Gain s on bonds" 【 (180) 】

(1) Summary

- **Ordinary income (¥84.9 billion):** Increases in interest income and net fees & commissions resulted in a ¥3.1 billion increase on the year.
[An increase for the third straight year]
- **Gross business profit (¥63.9 billion):** A decrease in net international interest income was covered by increases in net domestic interest income and non-interest income. As a result, gross business profit increased ¥0.6 billion on the year.
[An increase for the third straight year]
- **Core business profit (¥28.6 billion):** Compared with a year earlier, core business profit leveled off due to an increase in overhead expenses.
[A slight increase for the fifth straight year]
- **Ordinary profit (¥27.3 billion) and net income (¥17.1 billion)** were resulted from a ¥2.3 billion redemption profit from credit costs. Both marked a high level of achievement following the previous year, when the profit from a change in retirement payment system was posted.


■ Gain and loss(Nom-consolidated)
(¥ bil)
Ordinary income
Gross business profit
Core business profit
Net income
ROE
79.2
81.8
84.9
62.9
63.3
63.9
9.42%
8.34%
6.60%
28.5
28.5
28.6
17.7
17.1
11.4
80.0
60.0
40.0
20.0
0.0
Interim of FY2004
Interim of FY2005
Interim of FY2006

(2) Gross business profit

- Increases in interests on loans and securities surpassed an increase in interests on deposits. Domestic interest income increased ¥1.3 billion on the year.
- An increase in international interest expenses due to higher overseas short-term interest rates resulted in a ¥1.5 billion year-on-year decrease in international interest income.
- Brisk sales of derivatives and investment trusts of stocks boosted non-interest income by 0.8 billion from the previous year.
- As a result, a decrease in international interest income was covered by increases in domestic interest income and non-interest income. As a whole, gross business profit increased 0.6 billion from a year earlier.
- The ratio of non-interest income to the gross business profit was 19.6% (a 1.1% year-on-year increase).


Gross business profit
(¥ bil)
Domestic interest income +1.3
International interest income (1.5)
Non-interest income +0.8
63.3
+0.8 Domestic interest on loans
+1.0 Interest and dividends on securities etc
(0.7) Increase of domestic interest on deposits
+0.2 Decrease of domestic interest expenses
+0.6 Increased investment in foreign bonds・yield rising
(2.1) Increases of international interest expenses
+0.3 Net fees and commissions
+0.5 Net trading income etc
63.9
Change from Interim of FY2005 +0.6
Interim of FY2005
Interim of FY2006

✧ **Makeup of Gross business profit**


Non-interest income 19.6%
International income 3.4%
Interim of FY2006
63.9bil
Domestic income 77.0%


Domestic interest income
(¥ bil)
Domestic Gross Interest spread
1.49%
1.45%
1.40%
1.39%
47.6
47.1
47.9
49.2
Change from Interim of FY2005 +1.3
Interim of FY2003
Interim of FY2004
Interim of FY2005
Interim of FY2006


International interest income
(¥ bil)
2.51%
2.48%
International Gross Interest spread
1.52%
0.72%
4.8
5.0
3.7
2.2
Change from Interim of FY2005 (1.5)
Interim of FY2003
Interim of FY2004
Interim of FY2006
FY2003
FY2004
FY2005
FY2006


Non-interest income
(¥ bil)
The ratio of non-interest profits
16.1%
17.2%
18.5%
19.6%
10.1
10.8
11.7
12.5
Others
Trading income
Fees&commissions
9.1
10.0
10.5
10.7
Change from Interim of FY2005 +0.8
Interim of FY2003
Interim of FY2004
FY2005
FY2006

(3) Overhead expenses

- Overhead expenses increased ¥0.8 billion to ¥35.5 billion. This was resulted from higher personnel expenses. Main factors behind this increase are overtime pay, midyear recruiting and the employment of former part-time and contract workers as regular employees.
- Although gross business profit increased ¥0.6 billion, overhead expenses also increased ¥0.8 billion. As a result, OHR increased 0.8 % on the year to 55.6%.


Overhead expenses
Change from Interim of FY2005 +0.8
(¥ bil)
(%)
35.6
34.4
34.7
35.5
Tax
2.1
2.3
2.3
2.3
OHR
56.9%
54.7%
54.8%
55.6%
General expenses
15.9
15.9
16.6
16.6
Personnel expenses
17.6
16.2
15.8
16.6
Interim of FY2003
Interim of FY2004
Interim of FY2005
Interim of FY2006

(4) Credit cost

- Improved performances of businesses and support for corporate rehabilitation efforts contributed to higher ratings of major borrowers. As a result, the reverse of reserves for possible loan losses exceeded transfer to the reserves and a ¥2.3 billion reverse profit was posted for credit costs (a ¥3.4 billion decrease on the year).


Composition of credit cost
(¥ bil)
7.0
3.5
0.0
(3.5)
(7.0)
1.1
0.6
5.3
(0.9)
(5.1)
1.1
Bankruptcies
Declining collateral value
Fluctuation of rating
Decline of default ratio
Redemption & bulk sales etc
0.9
0.4
0.7
(1.1)
(3.2)
(2.3)
Interim of FY2005
Interim of FY2006


Credit cost (Interim)
(¥ bil)
120
80
40
00
(40)
10.9
Enlargement application coverage of the DCF method
5.9
1.1
Acceleration of off-balance
(2.3)
Interim of FY2003
Interim of FY2004
Interim of FY2005
Interim of FY2006

(5) Other operating profit(loss) & Extraordinary profit(loss)

- Other operating profit decreased ¥1.0 billion on the year, resulting in a ¥1.1 billion loss. Extraordinary profit also decreased ¥2.7 billion, resulting in a ¥0.7 billion loss. (Credit costs were excluded in both cases.).
- However, both figures were almost at the same level as they were last year, except special factors including the change in retirement benefit system reported in the interim report of 2005.
- Asset impairment losses (¥0.5 billion) were posted mainly due to expenses for the planned relocation and renewal of branch offices.


Other operating profit(loss)
(¥ bil)
2
0
(2)
Special factor of Interim of FY2005 +3.6
1.1
Retirement grant past service liability refund
0.7
Gains(losses) on stocks
0.3
0.4
Cost of Retirement payment etc
(0.6)
(0.1)
(0.7)
Additional Retirement payment etc etc
(1.0)
(1.1)
(0.6)
Others
(0.7)
Interim of FY2005
Interim of FY2006


Extraordinary profit (loss)
(¥ bil)
2.0
1.0
0.0
(1.0)
2.0
2.5
Profit brought about by a change in the employee retirement benefit system
(0.5)
Losses on disposal of premises and equipment
(0.3)
(0.1)
Impairment losses
(0.5)
(0.7)
Interim of FY2005
Interim of FY2006

2. Assets and liabilities

(1) Loans 【Non-consolidated】

- Average balance increased ¥27.8 billion on the year to ¥5,143.9 billion (+0.5% annually. The balance excluding loans to the Japanese government also rose ¥164.8 billion on the year (+3.3% annually).
- While loans extended n the public sector decreased by ¥18.7 billion on the year, those in the retail segment including housing loans rose ¥89.8 billion (6.8% annually). Loans in general corporate segment also increased ¥93.7 billion (+3.0% annually). A main contributing factor was a growth in loans extended to small- and medium-sized enterprises.
- Term-end balance of the Fukuoka Prefecture area stood at ¥4,149.7 billion (¥27.6 billion up from March 2006, and ¥92.3 billion up from a year earlier). The balance of loans to small- and medium-sized enterprises stood at ¥3,795.6 billion (¥77.5 billion up from March 2006, and ¥236.1 billion from a year earlier), and its ratio to total loans was 72.8% (0.1% up from March 2006, and 3.9% up from a year earlier).

Average balance

(¥ bil.)

	6 months ended Sep.30, 2006 (annual rate)		Change from Sep.30,2005	6 months ended Sep.30, 2005	Change from Sep.30,2004	Fiscal year ended March 31, 2006
Total Loans	0.5%	5,143.9	27.8	5,116.1	123.2	5,115.0
<Excluding Japanese Gov.>	3.3%	5,143.9	164.8	4,979.1	306.9	5,038.3
Retail segment	6.8%	1,404.7	89.8	1,314.9	48.7	1,336.9
Corporate segment	(1.6%)	3,739.2	(62.0)	3,801.2	74.5	3,778.1
General Corporate	3.0%	3,261.3	93.7	3,167.6	145.0	3,189.7
Public Sector	(3.8%)	477.9	(18.7)	496.6	113.3	511.7
Japanese Gov.	(100.0%)	–	(137.0)	137.0	(183.7)	76.7
Fukuoka prefecture area	1.7%	4,100.6	66.9	4,033.7	120.5	4,074.3
Domestic Loans	0.3%	5,127.0	15.1	5,111.9	122.5	5,108.0

Term-end balance

(¥ bil.)

	Sep.30, 2006 (annual rate)		Change from Mar.31, 2006	Mar.31, 2006	Change from Sep 30, 2005	Sep.30, 2005
Total Loans	0.9%	5,215.4	100.4	5,115.0	(53.1)	5,168.1
(Excluding Japanese Gov)	3.9%	5,215.4	100.4	5,115.0	95.2	5,019.8
Retail segment	5.6%	1,416.6	6.3	1,410.3	68.9	1,341.4
Corporate segment	(0.7%)	3,798.8	94.1	3,704.7	(122.0)	3,826.7
General Corporate	4.7%	3,313.6	110.5	3,203.1	38.8	3,164.3
Public Sector	(5.6%)	485.2	(16.3)	501.5	(12.6)	514.1
Japanese Gov.	(100.0%)	–	–	–	(148.3)	148.3
Fukuoka prefecture area	2.3%	4,149.7	27.6	4,122.1	64.7	4,057.4

【Consumer Loans】 (¥ bil.)

	Sep.30, 2006 (annual rate)		Change from Mar.31, 2006	Mar.31, 2006	Change from Sep.30, 2005	Sep.30, 2005
Loans	5.9%	1,386.3	7.1	1,379.2	70.6	1,308.6
Housing loans	7.3%	1,250.8	10.8	1,240.0	73.9	1,166.1
Consumer loans	(4.9%)	135.5	(3.7)	139.2	(3.3)	142.5

【Loans to small-and medium-sized enterprises and Consumer Loans】 (¥ bil.)

	Sep.30, 2006 (annual rate)		Change from Mar.31, 2006	Mar.31, 2006	Change from Sep.30, 2005	Sep.30, 2005
Outstanding balance	6.6%	3,795.6	77.5	3,718.1	158.6	3,559.5
Ratio to total loans	-	72.8%	0.1%	72.7%	3.8%	68.9%

<Note> Excluding offshore banking accounts


Loans (Average balance)
(¥ bil)
5,113.3 5,116.1 5,113.9 5,143.9
Government
Public
503.6 496.6 526.8 477.9
Retail
1,293.4 1,314.9 1,359.0 1,404.7
General corporate
3,167.6 3,212.1 3,261.3
second half of FY2004
Interim of FY2005
second half of FY2005
Interim of FY2006


Fukuoka Prefecture area (Term-end balance)
(¥ bil)
4,062.4 4,057.4 4,122.1 4,149.7
<Change from Mar31,2006 +27.6>
✓Public (16.2)
✓Retail +2.1
✓General corporate +41.6
Mar.31, 2005
Sep.30, 2005
Mar.31, 2006
Sep.30, 2006


Loans to small-and medium-sized enterprises and consumer loans
(¥ bil)
3,632.9 3,559.5 3,718.1 3,795.6
70.2% 68.9% 72.7% 72.8%
Ratio to total loans
<Change from Mar31,2006 +77.5>
✓Public (11.4)
✓Retail +6.3
✓General corporate +82.6
Mar.31, 2005
Sep.30, 2005
Mar.31, 2006
Sep.30, 2006

2) Deposits 【Non-consolidated】

- Deposits have been growing steadily. A main contributing factor was an increase in demand deposits.
- The average balance of deposits and CDs stood at ¥6,772.0 billion (a ¥156.6 billion year-on-year increase; an annual increase rate of 2.4%). The term-end balance stood at ¥6,797.6 billion (a ¥191.0 billion year-on -year increase; an annual increase rate of 2.9%).

Average balance

(¥ bil)

	6 months ended (annual rate)	Sep.30, 2006	Change from Sep.30, 2005	6 months ended Sep.30, 2005	Change from Sep.30, 2004	Fiscal year ended March 31, 2006
Retail deposits	2.2%	4,601.2	98.4	4,502.8	144.5	4,531.7
Demand	8.0%	2,557.7	189.6	2,368.1	186.2	2,419.6
Time	(4.3%)	2,043.5	(91.2)	2,134.7	(41.7)	2,112.1
Corporate deposits	3.6%	1,889.3	66.4	1,822.9	103.2	1,800.6
Demand	3.2%	1,504.4	47.1	1,457.3	87.7	1,433.2
Time	5.3%	385.0	19.4	365.6	15.5	367.4
Total	2.6%	6,490.5	164.8	6,325.7	247.7	6,332.4
Demand	6.2%	4,062.1	236.7	3,825.4	274.0	3,852.8
Time	(2.9%)	2,428.4	(71.9)	2,500.3	(26.3)	2,479.6

<Note> Corporate deposits include public sector deposits and financial institution deposits.

	(annual rate)	Sep.30, 2006	Change from Sep.30, 2005	Sep.30, 2005	Change from Sep.30, 2004	March 31, 2006
Deposits and CDs	2.4%	6,772.0	156.6	6,615.4	294.6	6,602.1

Term-end balance

(¥ bil)

	(annual rate)	Sep.30, 2006	Change from Mar.31, 2006	Mar.31, 2006	Change from Sep.30, 2005	Sep.30, 2005
Retail deposits	1.5%	4,575.2	24.0	4,551.2	43.5	4,507.7
Demand	6.3%	2,541.4	47.3	2,494.1	102.4	2,391.7
Time	(3.9%)	2,033.8	(23.3)	2,057.1	(58.9)	2,116.0
Corporate deposits	8.7%	1,970.8	(40.0)	2,010.8	197.7	1,813.1
Demand	9.4%	1,577.4	(57.2)	1,634.6	192.2	1,442.4
Time	6.1%	393.4	17.2	376.2	5.5	370.7
Total	3.6%	6,546.0	(16.0)	6,562.0	241.2	6,320.8
Demand	7.4%	4,118.8	(9.9)	4,128.7	294.6	3,834.1
Time	(2.4%)	2,427.2	(6.1)	2,433.3	(53.4)	2,486.7

<Note> Corporate deposits include public sector deposits and financial institution deposits.

	(annual rate)	Sep.30, 2006	Change from Mar.31, 2006	Mar.31, 2006	Change from Sep.30, 2005	Sep.30, 2005
Fukuoka prefecture area	2.6%	6,105.8	(17.2)	6,123.0	173.4	5,949.6
Deposits and CDs	2.9%	6,797.6	87.6	6,710.0	103.4	6,606.6
Ordinary deposits for settlement	(8.9%)	625.3	9.2	616.1	41.9	574.2


Deposits (Average balance)
(¥ bil)
6,369.9
6,615.4
6,588.6
6,772.0
241.5
289.7
249.6
281.4
CD's
2,507.1
2,500.3
2,458.8
2,428.4
Time
3,621.3
3,825.4
3,880.3
4,062.1
Demand
6,000
4,000
2,000
0
Second half of FY2004
Interim of FY2005
Second half of FY2005
Interim of FY2006


Deposits (Average balance)
(¥ bil)
6,369.9
6,615.4
6,588.6
6,772.0
241.5
289.7
249.6
281.4
CD's
1,698.9
1,822.9
1,778.2
1,889.3
Corporate
4,429.5
4,502.8
4,560.8
4,601.2
Retail
6,000.0
4,000.0
2,000.0
0.0
Second half of FY2004
Interim of FY2005
Second half of FY2005
Interim of FY2006

(3) Asset management products 【Non-consolidated】

- Sales of asset management products (investment trusts of stocks, foreign currency deposits, annuity insurance products and government bonds) during the first half of this fiscal year increased ¥37.3 billion from a year earlier to ¥193.1 billion.
- Outstanding balance of assets under management for retail customers stood at ¥782.3 billion (a ¥115.4 billion increase on the year). The ratio of assets under management to retail deposits was 17.1% (a 2.4 increase on the year).


Sales of asset management products
(¥ bil)
200
150
100
50
0
156.5
155.8
184.7
193.1
61.5
17.9
25.4
51.8
50.3
13.6
20.8
71.1
56.2
10.0
16.3
102.1
76.5
9.1
27.1
80.4
Government bond
Foreign currency deposit
Annuity insurance product
Investment trust of stock
Second half of FY2004
Interim of FY2005
Second half of FY2005
Interim of FY2006


Outstanding balance of asset under Management for retail customer
(¥ bil)
(%)
AMP as to retail deposit (%)
10.3%
12.3%
14.7%
17.1%
453.2
156.4
44.8
109.8
142.2
555.9
207.0
36.1
138.1
174.7
666.9
251.0
26.9
155.1
233.9
782.3
307.7
27.2
176.5
271.0
Government bond
Foreign currency deposit
Annuity insurance product
Investment trust of stock
Mar.31,2005
Sep.30,2005
Mar.31,2006
Sep.30,2006

(4) Marketable securities 【Consolidated】

- Due mainly to a sluggish stock market, unrealized gains of securities decreased ¥2.9 billion from March 2006. Yet the bank posted unrealized gains of ¥69.3 billion, and thereby maintained high quality portfolio.

(¥ bil.)

	Sep.30, 2006						Mar.31, 2006			Sep.30, 2005		
	Book Value	Unrealized gain(loss)	Gain	Loss	Change from Mar.31, 2006	Change from Sep.30, 2005	Unrealized gain(loss)	Gain	Loss	Unrealized gain(loss)	Gain	Loss
Total	1,885.2	69.3	86.9	17.6	(2.9)	(23.0)	72.2	99.8	27.6	92.3	96.8	4.6
Stocks	125.7	78.0	78.6	0.6	(13.2)	1.6	91.2	91.4	0.1	76.4	76.5	0.2
Domestic bonds	1,222.0	(12.1)	1.2	13.3	9.3	(13.5)	(21.4)	0.6	22.0	1.4	4.4	3.0
National government bonds	644.3	(9.5)	0.2	9.7	6.1	(9.5)	(15.6)	0.1	15.8	0.0	1.8	1.8
Local government bonds	71.8	(0.6)	0.0	0.6	0.3	(0.6)	(0.9)	0.0	0.9	(0.0)	0.1	0.2
Corporate bonds	505.9	(2.1)	1.0	3.0	2.8	(3.5)	(4.9)	0.4	5.3	1.4	2.4	1.0
Foreign bonds and others	488.4	1.2	4.6	3.4	1.4	(9.7)	(0.2)	5.2	5.3	10.9	12.3	1.4
Others	49.2	2.2	2.5	0.2	(0.3)	(1.4)	2.5	2.7	0.1	3.6	3.6	0.0


Marketable bond and securities
(¥ bil)
(1,576.0)
(1,803.7)
(1,847.9)
(1,885.2)
456.5
458.3
559.7
101.4
540.7
501.9
641.9
119.2
528.9
496.8
687.4
134.7
537.5
505.9
716.1
125.7
Foreign Bonds etc
Corporate bonds
JGB,Municipal bond
Stock
Mar.31, 2005
Sep.30, 2005
Mar.31, 2006
Sep.30, 2006


Unrealized gains of securities
(¥ bil)
95
70
45
20
(5)
(30)
(81.4)
(92.3)
(72.2)
(69.3)
57.4
14.2
9.9
76.4
14.5
91.2
(21.4)
78.0
(12.1)
Stock
Foreign Bonds etc
Domestic Bonds
Mar.31, 2005
Sep.30, 2005
Mar.31, 2006
Sep.30, 2006

3. Non-performing loans 【Non-consolidated】

- Non-performing loans under the Financial Reconstruction Law (NPLs) decreased ¥11.2 billion from March 2006 to ¥136.7 billion (¥123.6 billion after direct write-off). The ratio to total credits (NPLs ratio) decreased 0.26% to 2.59% (2.35% after direct write-off).

(1) Overview of self-assessment (Category of customer)

(¥ bil)

	6 months ended Sep.30, 2006	Change from Mar.31, 2006	Change from Sep.30, 2005	Fiscal year ended Mar.31, 2006	6 months ended Sep.30, 2005
Bankrupt	8.9	0.1	(2.4)	8.8	11.3
Quasi-bankrupt	21.6	0.9	(0.3)	20.7	21.9
① Sub-total	30.5	1.0	(2.6)	29.5	33.1
② Doubtful	61.5	2.6	(0.5)	58.9	62.0
(①+②)	92.1	3.8	(3.0)	88.3	95.1
③ Special mention	503.5	(11.7)	(30.0)	515.2	533.5
④ Substandard	44.6	(14.9)	(19.1)	59.5	63.7
Total (①+②+③)	595.5	(8.0)	(33.1)	603.5	628.6
NPLs under the FRL ⑤=①+②+④	136.7	(11.2)	(22.1)	147.9	158.8
⑥ Normal customers	4,687.0	107.1	74.0	4,579.9	4,613.0
Total credits ⑦=①+②+③+⑥	5,282.6	99.2	41.0	5,183.4	5,241.6
NPLs under the FRL ratio to the total credits⑤/	2.59%	△0.26%	△0.44%	2.85%	3.03%

<Note> Total credits: loans and bills discounted, foreign exchanges, accrued interest, customer's liabilities for acceptances and guarantees, securities on loans and advance payment.

【Supplemental date】 If direct write-off is adopted

(¥ bil)

	6 months ended Sep.30, 2006	Change from Mar.31, 2006	Change from Sep.30, 2005	Fiscal year ended Mar.31, 2006	6 months ended Sep.30, 2005
NPLs under the FRL	123.6	(12.1)	(19.4)	135.7	143.0
NPLs under the FRL ratio to the total credits	2.35%	(0.27%)	(0.39%)	2.62%	2.74%

(2) Progress of disposal of NPLs under the FRL from balance sheet

(¥ bil)

	Mar.31, 2006 [A]	Sep.30, 2006 Existing[B]	Newly classified[C]	Total [D]=[B+C]	Disposal of problem assets existing prior to FY2005 from balance sheet [B-A]	Comparison [D-A]
NPLs under the FRL	147.9	117.9	18.8	136.7	(30.0)	(11.2)



Outstanding NPLs under FRL (Non-consolidated)
(¥ bil)
(%)
[If direct write-off is adopted]
3.31% (2.98%)
3.03% (2.74%)
2.85% (2.62%)
2.59% (2.35%)
169.2 [151.8]
158.8 [143.0]
147.9 [135.7]
136.7 [123.6]
Substandard
77.1
63.7
59.5
44.6
Doubtful
55.3
62.0
58.9
61.5
Bankrupt& Quasi-Bankrupt
36.7 [19.4]
33.1 [17.3]
29.5 [17.3]
30.5 [17.4]
Mar.31,2005 Sep.30,2005 Mar.31,2006 Sep.30,2006



Methods of NPLs off-balancing (Interim of FY2006)
(¥ bil)
Sold to business recovery funds etc
Upgrading to non-NPLs
Newly classified
147.9
(4.0)
(13.1)
+18.8
(12.9)
136.7
Redemption
Mar 31, 2006
Sep 30, 2006

4. Capital adequacy ratio & Deferred tax assets 【consolidated・non-consolidated】

- Due to double-gearing accompanying with the tie-up with Kumamoto Family Bank (66.6billion) and an increase in risk adjusted assts including loans (a ¥171.2 billion increase from March 2006), total capital ratio (consolidated) decreased 0.15% to 9.50%.
- Buoyed by retained earnings and the issuance of preferred securities, the Tier I ratio (consolidated) rose 0.85% from March 2006 to 7.62%.
- Due to a drop in deferred tax liabilities related to unrealized gains of securities, deferred tax assets (non-consolidated) rose ¥1.3 billion from March 2006. However the ratio to Tier I remained at a low level of 0.9%, and therefore the equity capital of the bank was of high quality.

(1) Capital adequacy ratio

(Consolidated capital adequacy ratio) (¥ bil.)

	Sep.30, 2006 (Provisional)	Change from Mar.31, 2006	Change from Sep.30, 2005	Mar.31, 2006	Sep.30, 2005
① Total capital ratio⑤／⑥	9.50%	(0.15%)	(0.02%)	9.65%	9.52%
② Tier I	359.0	51.3	81.2	307.7	277.8
Tier I ratio	7.62%	0.85%	1.21%	6.77%	6.41%
③Tier II	157.7	24.6	20.6	133.1	137.1
④Subtraction items	69.0	66.5	66.9	2.5	2.1
⑤Total capital ②+③-④	447.6	9.3	34.7	438.3	412.9
⑥Risk adjusted assets	4,710.6	171.2	376.1	4,539.4	4,334.5

(Supplemental Data)

Capital Ratio(Consolidated, international-standard, %)	9.99%	(0.50%)	(0.64%)	10.49%	10.63%

(Non-consolidated capital adequacy ratio) (¥ bil.)

	Sep.30, 2006 (Provisional)	Change from Mar.31, 2006	Change from Sep.30, 2005	Mar.31, 2006	Sep.30, 2005
Total capital ratio	9.46%	(0.16%)	(0.05%)	9.62%	9.51%
Tier I ratio	7.54%	0.85%	1.19%	6.69%	6.35%

(Supplemental Data)

Capital Ratio(Non-Consolidated, international-	9.96%	(0.37%)	(0.54%)	10.33%	10.50%


Capital adequacy ratio・Tier I ratio
(consolidated)
(¥ bil)
(%)
Capital adequacy ratio
9.27%
9.52%
9.65%
9.50%
Tier II
127.8
137.1
133.1
157.7
7.62%
6.29%
6.41%
6.77%
Tier I ratio
Tier I
266.0
277.8
307.7
359.0
(2.0)
(2.1)
(2.5)
(69.0)
Subtraction items
Capital reinforcement of Kumamoto Family Bank 66.6
Mar.31,2005
Sep.30,2005
Mar.31,2006
Sep.30,2006

(2) Balance & ratio of deferred tax assets 【Non-consolidated】

(Non-consolidated capital adequacy ratio) (¥ bil.)

	Sep.30, 2006 (Provisional)	Change from Mar.31, 2006	Change from Sep.30, 2005	Mar.31, 2006	Sep.30, 2005
⑦Deferred tax assets in total capital	30.9	0.0	(0.4)	30.9	31.3
⑧Tier I	354.9	51.1	79.8	303.8	275.1
The ratio of Tier I capital⑦/⑧	8.7%	(1.5%)	(2.7%)	10.2%	11.4%

<Note> Deferred tax assets in total capital consists of net deferred tax assets(※) on book and deferred tax liabilities derived from unrealized gains of securities

(Supplemental date) Balance and ratio of net deffered tax assets (¥ bil.)

	Sep.30, 2006 (Provisional)	Change from Mar.31, 2006	Change from Sep.30, 2005	Mar.31, 2006	Sep.30, 2005
⑨Net deffered tax assets in total capital (※)	3.1	1.3	9.3	1.8	(6.2)
The ratio of Tier I capital⑨/⑧	0.9%	0.3%	3.1%	0.6%	(2.2%)


■ Risk adjusted assets (consolidated)
(¥ bil)
4,500
4,000
3,500
3,000
4,224.6
4,334.5
4,539.4
4,710.6
Change from Mar 31, 2006 +171.2
Mar.31,2005
Sep.30,2005
Mar.31,2006
Sep.30,2006

5. Gain and loss 【Consolidated】

- **Ordinary income ¥87.7 billion** (¥2.8billion, 3.1billion and 2.7billion larger than the figures on a non-consolidated bases, of a year earlier and announced projection respectively
- **Ordinary profit ¥29.9 billion** (¥2.6billion, 1.9billion and 5.4billion larger than the figures on a non-consolidated bases, of a year earlier and announced projection respectively
- **Net income ¥17.6 billion** (0.5billion, 0.5billion and 3.4 billion larger than the figures on a non-consolidated bases, of a year earlier and announced projection respectively

● On a consolidated bases, ordinary income marked an increase for the third straight year, and ordinary profit posted a record.

(¥ mil)

	Consolidated (Interim of FY2006)	Change from non-consolidated	Change from Sep.30,2005	Consolidated (FY2005)
Ordinary income	87,655	2,724	3,011	171,918
Gross business profit	67,708	3,759	912	134,918
Business profit	31,106	2,705	(2,918)	64,562
Ordinary profit	29,858	2,587	1,902	55,811
Net income	17,551	493	(573)	31,425


■ Gain and loss(Consolidated)
(¥ bil)
Ordinary income
81.0
81.5
84.6
87.7
Ordinary profit
Net income
16.1
9.8
23.8
11.5
28.0
18.1
29.9
17.6
100.0
80.0
60.0
40.0
20.0
0.0
Interim of FY2003
Interim of FY2004
Interim of FY2005
Interim of FY2006

6. Returning profits to shareholders

- "Mid-term Management Plan (Fiscal Years ended March 2007- March 2009)" started FY2006 is designed to answer the expectations of customers through a performance-based dividend payment, form a medium-and long-term trusting relationship with shareholders, and eventually boost their value.
- Based on the performance in the first half of FY 2006, interim dividend is to be ¥4.5 as scheduled.
- The dividend payout ratio for the first half of FY2006 was 17.9% (a 5.5% increase on the year). Share buy-back ratio is expected to be 18.5% (a 50.4% decrease on the year).

[Non-consolidated]

		単位	FY2004 Interim	FY2004	FY2005 Interim	FY2005	FY2006 Interim	FY2006
Core bussiness profit		bil	28.5	57.8	28.5	58.4	28.6	
Ordinary profit		bil	23.4	51.7	27.5	54.3	27.3	
Net income	a	bil	11.4	27.1	17.7	30.2	17.1	
Total assets		bil	7,119.0	7,346.2	7,650.8	7,712.0	7,769.8	
net assets		bil	346.6	366.5	384.1	398.8	416.6	
Total capital ratio		%	9.10	9.25	9.51	9.62	9.46	
The ratio of Tier Ⅰ capital		%	6.01	6.22	6.35	6.69	7.54	
Number of shares	b	thousand	634,777	635,166	648,803	686,534	699,458	
Stock price at term-end	c	yen	526	673	818	993	867	
Total market value	b*c	bil	333.9	427.5	530.7	681.7	606.4	
Dividend/share	d	yen	2.5	7.0	3.5	8.0	4.5	
Total dividend	e	bil	1.6	4.4	2.2	5.2	3.1	
Share buy-back	f	bil	0.1	0.2	10.0	10.2	0.1	
Dividend yield	d/c	%	-	1.04%	-	0.81%	-	
Bonuses to directors		mil	-	40	-	60	-	
EPS	g	yen	17.9	42.6	28.2	46.8	25.1	
PER	c/g		14.7	15.8	14.5	21.2	17.3	
BPS	h	yen	546	577	607	595	610	
PBR	c/h		1.0	1.2	1.3	1.7	1.4	
Payout ratio	d/g	%	14.1%	16.4%	12.4%	17.1%	17.9%	
Share buy-back ratio	(e+f)/a	%	15.0%	17.0%	68.9%	51.0%	18.5%	


Returning profits to shareholders
(¥ bil)
11.4
17.7
17.1
Net income
Payout ratio
14.1%
12.4%
17.9%
20
15
10
5
0
50%
40%
30%
20%
10%
0%
Interim of FY2004
Interim of FY2005
Interim of FY2006

7. Projections for FY2006 earnings

- Under the Mid-term Business Plan-Bank "Beyond Your Expectation" (Fiscal Years ended March 2007- March 2009), the bank aims to be a bank that goes beyond stakeholders' expectations. In order to achieve the goal, we will strive for aggressive business development by providing higher quality services and taking risks, while responding to changes in management environment.
- The following are the performance projections for FY2006, the first fiscal year under the "Mid-term Business Plan".

[Core business profit]

- It is expected that increases in operating assets including loans and business profit such as fees and commissions, as well as improved profit margins will bring in ¥60.0 billion core business profit.

[Ordinary profit]

- A decrease in credit costs being considered, initially projected ordinary profit is revised upward from ¥52.0 billion to ¥55.0 billion.

[Net income]

- The initial projection for net income is revised upward from ¥30.0 billion to ¥32.0 billion.

[Dividend]

- The annual dividend for FY 2006 is to be ¥9.0.

Non-Consolidated

(¥ Mil.)

	FY2006 Projection	FY2005 (Result)	Interim of FY2006
Ordinary income	167,000	166,269	84,931
Business profit	60,000	62,676	28,401
Core Business profit(※1)	60,000	58,428	28,582
Ordinary profit	55,000	54,268	27,271
Net income	32,000	30,218	17,058
Credit cost (※2)	2,000	3,452	(2,306)

※1."Core Business profit"="Business profit"△"Transfer to general reserve for possible loan losses"△"Gains on bonds"

※2. "Credit Cost" = "Transfer to general reserve for possible loan losses" + "Credit cost for specific problem loans"+"Transfer to loan loss reserve for specific overseas countries".

Consolidated

(¥ Mil.)

	FY2006 Projection	FY2005 (Result)	Interim of FY2006
Ordinary income	172,000	171,918	87,655
Business profit	61,000	64,562	31,106
Ordinary profit	56,000	55,811	29,858
Net income	32,500	31,425	17,551

<Supplemental Data> Indication of dividend payment

Net income level(non-consolidated)	Per share
Below¥25 billion	¥7円 or more
¥25-30billion	¥8円 or more
¥30-35billion	¥9円 or more
¥35-40billion	¥10円 or more
¥40-45billion	¥11円 or more
Over¥45 billion	¥12円 or more

Mid-term Management Plan 2006 "Beyond Your Expectation" (April 2006-March 2009)

Targeted management index (non-consolidated) <The last fiscal year>

	(When interest rates level off)	(When interest rates rise)
◇Core business profit	¥70 billion	¥80 billion
◇Net income	¥35 billion	¥40 billion
◇ROE	7%	8%
◇NPL ratio	1% level	1%level



Core business profit
Net income
(¥ bil)
<When interest rates rise>
80.0
58.4
60.0
40.0
30.2
32.0
0
20
40
60
80
Mid-term Management plan 2006
FY2005
FY2006
FY2007
FY2008

8. Business alliance with Kumamoto Family Bank

- Bank of Fukuoka and Kumamoto Family Bank signed a joint stock-transfer contract on October, 26, 2006 to establish a holding company, on the premise that the formation of such entity is approved by an extraordinary shareholders' meeting and by the relevant authorities.
- Both banks are determined to improve customer services through expanding respective marketing network, contribute to local communities through offering financial services, raise the satisfaction level of employees, continuously enhance the corporate value, and thereby become a financial group that achieve beyond stakeholders expect.

(1) New Regional Financial Group

1. Out line

Trade name	Fukuoka Financial Group
Incorporation of the Company	April 2, 2007
Capital	100.0 billion
Listing of stocks	Tokyo, Osaka, and Fukuoka Stock Exchange

2. Stock Exchange Ratio

BOF	KFB
1	0.217

3. Schedule

May 12, 2006	Accord of Business alliance & capital tie-up
Sep 29, 2006	MOU on joint management
Oct 20, 2006	Critical date to convene an extraordinary shareholders' meeting
Oct 26, 2006	Joint Share Transfer Agreement
Dec 26, 2006	Class shareholders' meeting on stock transfer approval (KFB)
Dec 27, 2006	Extraordinary general meeting (BOF&KFB)
Mar 27, 2007	Delisting (BOF&KFB)
Apr 2, 2007	Incorporation Establishment of a holding company, listing and registration application

※Provided that required approvals by relevant authorities obtained.

(2) FFG-Corporate Vision

FFG will become a financial group that creates values for all stakeholders by:

- Enhancing perception and taking actions without fear of failure
- Pursuing high quality for future progress, and
- Bolstering people's optimum choice.

(3) Corporate Logo

FFG

Fukuoka Financial Group

9. Business alliance and capital tie-up with Kyushu Shinwa Holdings and Shinwa Bank

- Bank of Fukuoka, Kyushu Shinwa Holdings and Shinwa Bank reached a framework agreement on business alliance and capital tie-up in relation to collaboration for corporate rehabilitation.
- This move is part of new marketing development in solution business, which is set forth in the "Mid-term Business Plan-Bank Beyond Your Expectations" started April this year. Through pursuing a new business model, Bank of Fukuoka will enhance its profitability and business soundness, as well as realize sustainable development of its corporate value.

(1) Objectives

- Through the alliance, Bank of Fukuoka will provide its know-how, schemes and networks for corporate rehabilitation, build a collaborative structure with Shinwa Bank, and support the bank to solve non-performing loans problems while supporting its corporate customers rebuild their business or return to sound operation as soon as possible.
- Through the alliance, Bank of Fukuoka and Shinwa Bank aim to contribute to local communities by vitalizing the local economy and stabilizing the local financial market.

(2) Outline of Business Recovery Alliance with Shinwa Bank

Items	Description
① Supporting Business Recovery	• Loan review methods • Borrowers' Business recovery planning • Implementation support
② Supporting to establish Servicer oriented recovery scheme	• Outsourcing of collection & servicing • Borrowers' business recovery implementation support
③ Supporting to establish regional business recovery fund	• Off-balancing method for Shinwa BK • Customer oriented recovery and rehabilitation based on local circumstances • Keeping close relationship with borrowers

(3) Outline of Capital Tie-up with Kyushu Shinwa HD

- In order to raise the probability of the success for such collaborative efforts through alliance, Bank of Fukuoka obtained all the allocation of new shares to a third party when Kyushu Shinwa Holdings increased its capital by ¥7.0 billion. (The stocks were acquired on October 30, 2006.)

(4) Sending Officers

- Bank of Fukuoka sent one director, one independent director and three staff members to Shinwa Bank (on November 8, 2006).

Overall Picture of Business Model



Shinwa BK
Support business recovery, Dispatch personnel
Bank of Fukuoka
(100% owned)
On-balance Business Recovery
Servicing · Dispatch personnel
Dispatch personnel
Assignment of loans
Fukuoka Collection & Servicing, Inc.
Off-balancing Business Recovery through funds or other methods
Assignment of loans
Servicing
Loan & other financing
New Reagional Recovery Funds
[Fund Investor]
Fund investment
Fund investment
Recovery funds
J-will Partners
Support business recovery, Dispatch personnel

Scheme of Capital Tie-up



Allocation of new stock to 3rd party
¥ 7 bill.
Bank of Fukuoka
Kyushu Shinwa HD
¥ 30 bill.
Capitalization
Funds operated by JWP
JWP
KSFG Partners
Preferred Stock
¥ 23 bill.
Shinwa Bank
Bank of Fukuoka
Appoint directors & officers from BOF

- Mr. Tsuru (former BOF's board member) and Mr. Shibato (BOF's board member) appointed as Shinwa Bank Board members in November 2006

Purpose of Personnel Dispatch

(1) for the smooth and efficient alliance process
(2) Early Solution to Shinwa Bank's Non-performing loan problem

↓

Ensuring success of the alliance scheme

Consolidated Summary Report
for the Interim of FY2006

The Bank of Fukuoka, Ltd.

13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City, Fukuoka, Japan

1. Consolidated financial date for the Interim of FY2006 (from Apr.1, 2006 to Sep.30, 2006)

(1) Operating Results

(¥ mil.)

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Ordinary income	87,655	84,644	171,918
Change from previous period	3.6%	3.9%	3.8%
Ordinary profit	29,858	27,956	55,811
Change from previous period	6.8%	17.6%	11.9%
Net income	17,551	18,124	31,425
Change from previous period	(3.2%)	57.4%	17.3%
Net income per share	¥25.86	¥28.86	¥48.76
Diluted net income per share	¥24.37	¥25.15	¥43.63

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

(2) Financial Condition

(¥ mil.)

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Total assets	7,773,496	7,652,037	7,715,610
Stockholders' equity	450,750	385,949	401,438
Stockholders' equity to total assets	5.4%	5.0%	5.2%
Stockholders' equity per share	¥615.09	¥610.73	¥599.50
Capital adequacy ratio (Domestic standard)	9.50%	9.52%	9.65%

<Notes> Amounts less than one million yen are omitted.

- Number of shares outstanding as of:
  - September 30, 2006: 682,361,970 shares
  - September 30, 2005: 631,946,351 shares
  - March 31, 2006 : 669,519,521 shares

(3) Cash Flows

(¥ mil.)

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Net cash provided by operating activities	(14,564)	228,419	362,475
Net cash used in investing activities	(105,042)	(219,861)	(295,462)
Net cash provided by / used in financing activities	56,914	5,519	1,174
Cash and due from banks at end of term	269,884	278,423	332,564

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 7

Subsidiaries accounted for by the equity method: 0

Affiliates accounted for by the equity method: 1

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidation: Newly Consolidated 1 | Equity Method: Newly Applied 0

Excluded 0 | Excluded 0

(6) Earnings projection for the fiscal 2006 (Year ending March 31, 2007)

(¥ mil.)

	FY 2006
Ordinary income	172,000
Ordinary profit	56,000
Net income	32,500
Net income per share	¥47.63

2. Consolidated Balance Sheets

(¥ mil.)

	At Sep.30, 2006 (A)	At Sep.30, 2005 (B)	Comparison (A−B)	[reference] At Mar.31, 2006
Assets:				
Cash and due from banks	274,490	280,874	(6,384)	341,898
Call loans and bills bought	3,625	95,340	(91,715)	95,272
Monetary receivables bought	79,617	66,572	13,045	71,284
Trading assets	9,023	4,474	4,549	6,016
Securities	2,009,361	1,856,914	152,447	1,911,968
Loans and bills discounted	5,215,570	5,168,453	47,117	5,115,390
Foreign exchange assets	4,489	4,110	379	3,853
Other assets	54,613	59,356	(4,743)	56,112
Premises and equipment	–	134,736	(134,736)	130,446
Tangible fixed assets	128,092	–	128,092	–
Intangible fixed assets	8,350	–	8,350	–
Deferred tax assets	6,688	3,234	3,454	5,342
Customers' liabilities for acceptances and guarantees	58,765	66,630	(7,865)	61,727
Reserve for possible loan losses	(79,193)	(88,660)	9,467	(83,703)
Total assets	7,773,496	7,652,037	121,459	7,715,610
Liabilities:				
Deposits	6,542,041	6,316,908	225,133	6,557,710
Negotiable certificates of deposit	241,311	274,719	(33,408)	137,479
Call money and bills sold	17,233	223,904	(206,671)	201,774
Payables under securities lending transactions	137,595	160,456	(22,861)	147,270
Trading liabilities	3,056	1,139	1,917	2,430
Borrowed money	138,481	55,790	82,691	45,572
Foreign exchange liabilities	170	185	(15)	231
Bonds payable	50,000	20,000	30,000	20,000
Bonds with stock subscription rights	18,362	41,106	(22,744)	24,165
Other liabilities	81,879	62,074	19,805	79,487
Reserve for employee retirement benefits	376	385	(9)	411
Deferred tax liabilities	–	6,166	(6,166)	–
Deferred tax liabilities on land revaluation account	33,397	35,556	(2,159)	34,560
Excess of net assets acquired over cost	73	103	(30)	88
Acceptances and guarantees	58,765	66,630	(7,865)	61,727
Total liabilities	7,322,746	7,265,128	57,618	7,312,910
Minority interests	–	959	–	1,261
Stockholders' equity :				
Common stock	–	61,821	–	70,310
Capital surplus	–	40,063	–	48,515
Retained earnings	–	187,832	–	201,413
Land revaluation account	–	52,045	–	48,850
Unrealized gains of securities	–	54,806	–	43,103
Less treasury stock	–	(10,619)	–	(10,754)
Total stockholders' equity	–	385,949	–	401,438
Total liabilities, minority interests And stockholders' equity	–	7,652,037	–	7,715,610
Common stock	73,218	–	–	–
Capital surplus	51,411	–	–	–
Retained earnings	217,617	–	–	–
Less treasury stock	(10,829)	–	–	–
Total owners'equity	331,418	–	–	–
Net unrealized gains(losses)on securities available for sale, net of taxes	41,377	–	–	–
Net deferred gains(losses)on securities available for sale, net of taxes	(204)	–	–	–
Land revaluation account	47,126	–	–	–
Total valuation and translation adjustments	88,299	–	–	–
Minority interests	31,032	–	–	–
Total net assets	450,750	–	–	–
Total liabilities, minority interests And stockholders' equity	7,773,496	–	–	–

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

3. Consolidated Statements of Income

(¥ mil.)

	At Sep.30, 2006 (A)	At Sep.30, 2005 (B)	Comparison (A−B)	[reference] At Mar.31, 2006
Ordinary Income:	**87,655**	**84,644**	**3,011**	**171,918**
Income from funds under management	64,594	62,869	1,725	126,782
Interest on loans and bills discounted	46,824	46,020	804	91,861
Interest and dividends on securities	16,897	16,085	812	33,587
Trust Fees	—	—	—	2
Fees and commissions	16,408	15,094	1,314	31,719
Trading income	1,306	624	682	1,488
Other operating income	3,879	3,641	238	7,770
Other ordinary income	1,466	2,414	(948)	4,154
Ordinary expenses:	**57,796**	**56,688**	**1,108**	**116,107**
Cost of fund-raising	13,117	10,934	2,183	22,638
Interest on deposits	2,626	1,516	1,110	3,052
Fees and commissions	4,784	4,025	759	9,120
Other operating expenses	578	472	106	1,086
General and administrative expenses	37,830	37,632	198	74,815
Other ordinary expenses	1,485	3,622	(2,137)	8,447
Ordinary profit	**29,858**	**27,956**	**1,902**	**55,811**
Extraordinary income	443	2,532	(2,089)	2,584
Extraordinary loss	713	592	121	7,019
Income before income taxes	**29,588**	**29,895**	**(307)**	**51,376**
Provision for income taxes:				
Current	13,467	645	12,822	10,127
Deferred	(1,207)	11,317	(12,524)	9,709
Minority losses	223	(191)	414	114
Net income	**17,551**	**18,124**	**(573)**	**31,425**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

4. Changes of owner's equity

(Millions of Yen,%)
(unaudited)

	Owners' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of the previous period	70,310	48,515	201,413	(10,754)	309,484
Changes of items durind the period					
Exercise of stock subscription rights	2,907	2,895			5,802
Dividends from surplus			(3,010)		(3,010)
Bonus of directors and corporate auditors			(60)		(60)
Net income			17,551		17,551
Purchase of treasury stock				(78)	(78)
Disposal of treasury stock		1		3	4
Transfer from revaluation reserve for land,net of taxes			1,723		1,723
Net changes of items other than owners'equity					
Total changes of items during the period	2,907	2,896	16,204	(75)	21,933
Balance at the end of the current period	73,218	51,411	217,617	(10,829)	331,418

	Total valuation and translation adjustments				Minority interests(losses)	Total net assets
	Net unrealized gains(losses)on securities available for sale,net of taxes	Net deferred gains(losses)on securities available for sale,net of taxes	Revalution reserve for land,net of taxes	Total valuation and translation adjustments		
Balance at the end of the previous period	43,103	—	48,850	91,953	1,261	402,699
Changes of items durind the period						
Exercise of stock subscription rights						5,802
Dividends from surplus						(3,010)
Bonus of directors and corporate auditors						(60)
Net income						17,551
Purchase of treasury stock						(78)
Disposal of treasury stock						4
Transfer from revaluation reserve for land,net of taxes						1,723
Net changes of items other than owners'equity	(1,725)	(204)	(1,723)	(3,653)	29,770	26,116
Total changes of items during the period	(1,725)	(204)	(1,723)	(3,653)	29,770	48,050
Balance at the end of the current period	41,377	(204)	47,126	88,299	31,032	450,750

<Note> Amounts less than one million yen are omitted.

5. Segment Information

(1) Business Segment Information

The Bank's operation includes guarantee in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(2) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income constituted less than 10% of the consolidated totals.

Non-Consolidated Summary Report
for the Interim of FY2006

The Bank of Fukuoka, Ltd.

13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City,

Fukuoka, Japan

1. Non-consoliodated financial date for the Interim of FY2006 (from Apr.1, 2006 to Sep.30, 2006)

(1) Operating Results

(¥ mil.)

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Ordinary income	84,931	81,762	166,269
Change from previous period	3.9%	3.2%	3.7%
Ordinary profit	27,271	27,493	54,268
Change from previous period	(0.8%)	17.7%	5.1%
Net income	17,058	17,728	30,218
Change from previous period	(3.8%)	56.1%	11.6%
Net income per share	¥25.11	¥28.19	¥46.83
Diluted net income per share	¥23.67	¥24.57	¥41.92

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

(2) Dividend Payment

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Interim dividends declared per share	¥4.50	¥3.50	—
Annual dividends declared per share	—	—	¥8.00

(3) Financial Position

(¥ mil.)

	Interim of FY 2006	Interim of FY 2005	[Reference] FY 2005
Total assets	7,769,759	7,650,782	7,711,965
Stockholders' equity	416,579	384,104	398,787
Stockholders' equity to total assets	5.4%	5.0%	5.2%
Stockholders' equity per share	¥610.03	¥607.33	¥595.08
Capital adequacy ratio (Domestic standard)	9.46%	9.51%	9.62%

<Notes> Amounts less than one million yen are omitted.

- Total number of shares outstanding as of term end:
  - September 30, 2006: 682,873,000 shares
  - September 30, 2005: 632,444,780 shares
  - March 31, 2006 : 670,030,551 shares
- Treasury shares outstanding as of term end:
  - September 30, 2006: 16,585,499 shares
  - September 30, 2005: 16,358,978 shares
  - March 31, 2006 : 16,503,689 shares

(4) Earnings Projection for Fiscal 2006 (Year ending March 31, 2007)

(¥ mil.)

		FY 2006
Ordinary income		167,000
Ordinary profit		55,000
Net income		32,000
Annual dividends per share		¥9.00
	Term end	¥4.50
Net income per share		¥46.86

2. Non-Consolidated Balance Sheets

(¥ mil.)

	At Sep.30, 2006 (A)	At Sep.30, 2005 (B)	Comparison (A－B)	[reference] At Mar.31, 2006
Assets:				
Cash and due from banks	274,467	280,872	(6,405)	341,887
Call loans and bills bought	3,625	95,340	(91,715)	95,272
Monetary receivables bought	79,617	66,572	13,045	71,284
Trading assets	9,023	4,474	4,549	6,016
Securities	2,007,155	1,856,362	150,793	1,909,061
Loans and bills discounted	5,215,425	5,168,083	47,342	5,114,967
Foreign exchange assets	4,489	4,110	379	3,853
Other assets	48,702	53,669	(4,967)	51,391
Premises and equipment	—	134,319	(134,319)	129,995
Tangible fixed assets	127,516	—	127,516	—
Intangible fixed assets	8,153	—	8,153	—
Deferred tax assets	3,101	—	3,101	1,820
Customers' liabilities for acceptances and guarantees	58,765	66,630	(7,865)	61,727
Reserve for possible loan losses	(70,285)	(79,654)	9,369	(75,313)
Total assets	**7,769,759**	**7,650,782**	**118,977**	**7,711,965**
Liabilities:				
Deposits	6,546,044	6,320,822	225,222	6,561,980
Negotiable certificates of deposit	251,571	285,819	(34,248)	147,979
Call money	17,233	29,304	(12,071)	7,174
Payables under securities lending transactions	137,595	160,456	(22,861)	147,270
Bills sold	—	194,600	(194,600)	194,600
Trading liabilities	3,056	1,139	1,917	2,430
Borrowed money	168,731	55,590	113,141	45,422
Foreign exchange liabilities	170	185	(15)	231
Bonds payable	50,000	20,000	30,000	20,000
Bonds with stock subscription rights	18,362	41,106	(22,744)	24,165
Other liabilities	68,251	49,299	18,952	65,634
Deferred tax liabilities	—	6,165	(6,165)	—
Deferred tax liabilities on land revaluation account	33,397	35,556	(2,159)	34,560
Acceptances and guarantees	58,765	66,630	(7,865)	61,727
Total liabilities	**7,353,180**	**7,266,677**	**86,503**	**7,313,177**
Stockholders' equity :				
Common stock	—	61,821	—	70,310
Capital surplus	—	40,063	—	48,515
Capital surplus reserve	—	40,062	—	48,513
Other capital surplus	—	1	—	1
Retained earnings	—	185,766	—	198,533
Earned surplus reserve	—	46,520	—	46,520
Voluntary reserves	—	117,399	—	117,399
Unappropriated profits at the end of the term	—	21,847	—	34,614
Land revaluation account	—	52,045	—	48,850
Unrealized gains of securities	—	54,766	—	43,071
Less treasury stock	—	(10,358)	—	(10,494)
Total stockholders' equity	**—**	**384,104**	**—**	**398,787**
Total liabilities, minority interests And stockholders' equity	**—**	**7,650,782**	**—**	**7,711,965**
Common stock	73,218	—	—	—
Capital surplus	51,411	—	—	—
Retained earnings	214,240	—	—	—
Less treasury stock	(10,569)	—	—	—
Total owners'equity	328,301	—	—	—
Net unrealized gains(losses)on securities available for sale, net of taxes	41,355	—	—	—
Net deferred gains(losses)on securities available for sale, net of taxes	(204)	—	—	—
Land revaluation account	47,126	—	—	—
Total valuation and translation adjustments	88,277	—	—	—
Total net assets	**416,579**	**—**	**—**	**—**
Total liabilities, minority interests And stockholders' equity	**7,769,759**	**—**	**—**	**—**

<Notes> 1. Amounts less than one million yen are omitted.

2. "(　)"denotes minus.

3. Non-Consolidated Statements of Income

(¥ mil.)

	At Sep.30, 2006 (A)	At Sep.30, 2005 (B)	Comparison (A−B)	[reference] At Mar.31, 2006
Ordinary Income:	**84,931**	**81,762**	**3,169**	**166,269**
Income from funds under management	64,637	62,540	2,097	126,492
Interest on loans and bills discounted	46,830	45,914	916	91,764
Interest and dividends on securities	16,932	15,861	1,071	33,391
Trust Fees	—	—	—	2
Fees and commissions	16,552	15,245	1,307	32,125
Trading income	1,306	624	682	1,488
Other operating income	1,062	1,119	(57)	2,575
Other ordinary income	1,373	2,232	(859)	3,584
Ordinary expenses:	**57,660**	**54,269**	**3,391**	**112,000**
Cost of fund-raising	13,233	10,933	2,300	22,637
Interest on deposits	2,627	1,516	1,111	3,052
Fees and commissions	5,803	4,787	1,016	10,627
Other operating expenses	572	467	105	1,076
General and administrative expenses	36,567	36,076	491	71,984
Other ordinary expenses	1,483	2,005	(522)	5,674
Ordinary profit	**27,271**	**27,493**	**(222)**	**54,268**
Extraordinary income	2,377	2,532	2,532	2,584
Extraordinary loss	713	568	145	6,909
Income before income taxes	**28,935**	**29,457**	**(522)**	**49,943**
Provision for income taxes:				
Current	13,024	124	12,900	9,446
Deferred	(1,147)	11,604	(12,751)	10,278
Net income	**17,058**	**17,728**	**(670)**	**30,218**
Unappropriated profits at the beginning of the term	—	**3,488**	—	**3,488**
Unappropriated profit inherited due to merger	—	**301**	—	**301**
Transfer from land revalution account	—	**328**	—	**2,819**
Interim dividend	—	—	—	**2,213**
Unappropriated profits at the end of the term	—	**21,847**	—	**34,614**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

4. Changes of owner's equity

(Millions of Yen,%)
(unaudited)

	Owners' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of the previous period	70,310	48,515	198,533	(10,494)	306,865
Changes of items durind the period					
Exercise of stock subscription rights	2,907	2,895			5,802
Dividends from surplus			(3,015)		(3,015)
Bonus of directors and corporate auditors			(60)		(60)
Net income			17,040		17,040
Purchase of treasury stock				(78)	(78)
Disposal of treasury stock		1		3	4
Transfer from revaluation reserve for land,net of taxes			1,723		1,723
Net changes of items other than owners'equity					
Total changes of items during the period	2,907	2,896	15,689	(75)	21,418
Balance at the end of the current period	73,218	51,411	214,222	(10,569)	328,284

	Total valuation and translation adjustments				Total net assets
	Net unrealized gains(losses)on securities available for sale,net of taxes	Net deferred gains(losses)on securities available for sale,net of taxes	Revalution reserve for land,net of taxes	Total valuation and translation adjustments	
Balance at the end of the previous period	43,071	—	48,850	91,921	398,787
Changes of items durind the period					
Exercise of stock subscription rights					5,802
Dividends from surplus					(3,015)
Bonus of directors and corporate auditors					(60)
Net income					17,040
Purchase of treasury stock					(78)
Disposal of treasury stock					4
Transfer from revaluation reserve for land,net of taxes					1,723
Net changes of items other than owners'equity	(1,716)	(189)	(1,723)	(3,628)	(3,628)
Total changes of items during the period	(1,716)	(189)	(1,723)	(3,628)	17,789
Balance at the end of the current period	41,355	(189)	47,126	88,293	416,577

<Note> Amounts less than one million yen are omitted.

The Bank of Fukuoka, Ltd.
Brief English summery of the Notice of General Meeting

Jun 13, 2006

Dear Shareholders:

13-1, Tenjin 2-chome,
Chuo-ku, Fukuoka, Japan
The Bank of Fukuoka, Ltd.
Masaaki Tani, President

Re: Notice of The 95th General Meeting of Shareholders

We are pleased to announce that subject meeting will be held as follows. We would highly appreciate your attendance at the meeting.

Time : June 29, 2006 (Thursday) AM 10:00

Location : The Bank of Fukuoka, Ltd. Head office
13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Objectives: Reporting items
1) Business Activities
2) Balance sheet as of Mar. 31, 2006
3) Profit & Loss Statement during 95th fiscal year
(From Apr. 1, 2005 to Mar. 31, 2006)
4) Reports of Independent Auditors and Board of Auditors

Discussion / Vote
1) Disposal of net profit earned during the 95th fiscal year
2) Alteration of articles of incorporation
3) Election of 10 Directors
4) Bonus for appreciation to retired Directors
5) Final adjustment of bonus for retired directiors and auditorsas per abolition of its system
6) Revision of amount of Directors' reward

We are pleased to receive your voting sheet at the reception corner of the hall on the meeting day.

In the event that you are unable to attend the General Meeting, please return to us the attached voting sheet, indicating your approval or disapproval of each agendum, and affixing your signature thereto, after reviewing the reference documents. And also you can vote by internet.

The Bank of Fukuoka, Ltd.
Brief English Summery of Securities Report

Securities Report
(based on Securities & Exchange Law 24-1)

The 95th fiscal year: From April 1, 2005 to March 31, 2006

To: The Minister of Finance

Presented on June 29, 2006

Company Name : The Bank of Fukuoka, Ltd.

The Name & Title of Representative : Masaaki Tani, President

Address of Head Office : 13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Telephone Number : (092) 723-2622

Responsible Officer : Takashi Yoshikai, General Planning Division

Location where Securities Report is available to the public:

Tokyo Stock Exchange, Osaka Stock Exchange, Fukuoka Stock Exchange,
The Bank of Fukuoka, Ltd., Tokyo Branch

The Table of Contents:

6. Corporate governance

5. Financial statement
   (with Report of independent certified public accountants)

1. Consolidated financial statements
   (1) Consolidated balance sheets
   (2) Consolidated statements of operations
   (3) Consolidated statements of stockholders' equity
   (4) Consolidated statements of cash flows
   (5) Other statements
2. Non-consolidated financial statements
   (1) Non-consolidated balance sheets
   (2) Non-consolidated statement of income
   (3) Non-consolidated statements of retained earnings
   (4) Other statements
   (5) Main assets and liabilities
   (6) Trust operations

6. Operational outline of stock administration

82-1117

RECEIVED

2007 JAN -4 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
3-31-06

Bank of Fukuoka



FINANCIAL STATEMENTS 2006

(ended March 31,2006)

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2005 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2006	2005	2006
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Assets			
Cash and due from banks (Note 15)	**¥ 341,898**	¥ 266,423	**$ 2,910**
Call loans and bills bought	**95,272**	164,987	**811**
Monetary receivables bought	**71,284**	64,780	**606**
Trading assets	**6,016**	3,176	**51**
Securities (Notes 3, 7 and 12)	**1,911,968**	1,624,844	**16,276**
Loans and bills discounted (Notes 4 and 7)	**5,115,390**	5,031,315	**43,546**
Foreign exchange assets (Note 4 and 5)	**3,853**	3,930	**32**
Other assets (Note 7)	**56,112**	57,935	**477**
Premises and equipment (Notes 6 and 7)	**130,446**	135,651	**1,110**
Deferred tax assets (Note 13)	**5,342**	13,215	**45**
Customers' liabilities for acceptances and guarantees (Note 11)	**61,727**	73,594	**525**
Reserve for possible loan losses	**(83,703)**	(91,148)	**(712)**
Total assets	**¥ 7,715,610**	¥ 7,348,707	**$ 65,681**
Liabilities , minority interests and stockholders' equity			
Liabilities			
Deposits (Note 7)	**¥ 6,695,189**	¥ 6,561,849	**$ 56,994**
Call money and bills sold (Note 7)	**201,774**	4,832	**1,717**
Payables under securities lending transactions (Note 7)	**147,270**	144,454	**1,253**
Trading liabilities	**2,430**	1,262	**20**
Borrowed money (Note 8)	**45,572**	58,009	**387**
Foreign exchange liabilities (Note 5)	**231**	265	**1**
Bonds payable (Note 9)	**20,000**	—	**170**
Bonds with stock subscription rights (Note 9)	**24,165**	47,229	**205**
Other liabilities	**79,487**	50,919	**676**
Reserve for employee retirement benefits (Note 10)	**411**	813	**3**
Deferred tax liabilities on land revaluation (Notes 6 and 13)	**34,560**	35,781	**294**
Excess of net assets acquired over cost	**88**	75	**0**
Acceptances and guarantees (Note 11)	**61,727**	73,594	**525**
Total liabilities	**7,312,910**	6,979,088	**62,253**
Minority interests	**1,261**	1,259	**10**
Stockholders' equity			
Common stock	**70,310**	58,753	**598**
Capital surplus	**48,515**	37,008	**412**
Retained earnings(Note 20)	**201,413**	172,662	**1,714**
Land revaluation account (Note 6)	**48,850**	52,374	**415**
Unrealized gains on securities (Note 12)	**43,103**	48,374	**366**
Treasury stock	**(10,754)**	(812)	**(91)**
Total stockholders' equity	**401,438**	368,359	**3,417**
Total liabilities , minority interests and total stockholders' equity	**¥ 7,715,610**	¥ 7,348,707	**$ 65,681**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2006 and 2005 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2006	2005	2006
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	¥ 91,861	¥ 93,961	$ 781
Interest and dividends on securities	33,587	28,003	285
Interest on call loans and bills bought	194	144	1
Interest on due from banks	47	25	0
Interest on others	1,091	2,610	9
Trust fees	2	2	0
Fees and commissions	31,719	28,172	270
Trading income	1,488	1,351	12
Other operating income	7,770	7,223	66
Other income	6,739	4,189	57
Total income	174,503	165,685	1,485
Expenses			
Cost of fund-raising:			
Interest on deposits	3,128	2,559	26
Interest on call money and bills sold	378	64	3
Interest on payables under securities lending transactions	4,948	2,546	42
Interest on borrowed money	1,100	1,308	9
Interest on bonds payable	104	966	0
Interest on bonds with stock subscription rights	358	520	3
Interest on others	12,618	11,636	107
Fees and commissions	9,120	7,884	77
Other operating expenses	1,086	880	9
General and administrative expenses	74,815	73,032	636
Other expenses	15,466	19,571	131
Total expenses	123,126	120,969	1,048
Income before income taxes and minority interests	51,376	44,716	437
Provision for income taxes (Note 13):			
Current	10,127	704	86
Deferred	9,709	18,063	82
	19,837	18,767	168
Minority interests	114	(841)	0
Net income (Note 14)	¥ 31,425	¥ 26,789	$ 267

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2006 and 2005 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2006	2005	2006
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Capital surplus			
Balance at beginning of year	¥ 37,008	¥ 36,917	$ 315
Exercise of stock subscription rights	11,506	90	97
Gains on sales of treasury stock	0	1	0
Balance at end of year	**¥ 48,515**	¥ 37,008	**$ 412**
Retained earnings			
Balance at beginning of year	¥ 172,662	¥ 145,549	$ 1,469
Net income	**31,425**	26,789	**267**
Transfer from land revaluation account	**2,819**	3,526	**23**
Cash dividends	**(5,057)**	(3,162)	**(43)**
Bonuses to directors and corporate auditors	**(40)**	(40)	**(0)**
Merger of a consolidated subsidiary	**(396)**	(−)	**(3)**
Balance at end of year	**¥ 201,413**	¥ 172,662	**$ 1,714**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2006 and 2005 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2006	2005	2006
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 51,376	¥ 44,716	$ 437
Depreciation of premises and equipment	5,022	4,805	42
Impairment losses	3,804	3,315	32
Depreciation of excess of net assets acquired over cost	(251)	19	(2)
Equity in income from investment in affiliates	(540)	(104)	(4)
Net change in reserve for possible loan losses	(7,445)	(10,096)	(63)
Net change in reserve for employee retirement benefits	(402)	(215)	(3)
Interest income	(126,782)	(124,746)	(1,079)
Interest expenses	22,638	19,601	192
Net (gain) loss related to securities transactions	2,032	2,385	17
Net exchange (gain) loss	(75)	(18)	(0)
Net (gain) loss from disposition of premises and equipment	997	1,894	8
Net change in trading assets	(2,839)	(1,634)	(24)
Net change in trading liabilities	1,168	832	9
Net change in loans and bills discounted	(84,075)	20,040	(715)
Net change in deposits	107,437	390,890	914
Net change in negotiable certificates of deposit	25,902	(92,697)	220
Net change in borrowed money (excluding subordinated borrowed money)	(8,437)	(78)	(71)
Net change in deposits with banks	(7,212)	(1,562)	(61)
Net change in call loans	63,211	(30,233)	538
Net change in receivables under securities borrowing transactions	–	29,394	–
Net change in call money	196,942	2,190	1,676
Net change in payables under securities lending transactions	2,815	27,360	23
Net change in foreign exchange assets	76	(464)	0
Net change in foreign exchange liabilities	(33)	3	(0)
Net change in bonds payable	–	(21,138)	–
Interest received	126,562	124,865	1,077
Interest paid	(24,271)	(19,073)	(206)
Bonuses to directors and corporate auditors	(40)	(40)	(0)
Other, net	16,159	(22,523)	137
Subtotal	363,740	347,688	3,096
Income taxes paid	(1,265)	(786)	10
Net cash provided by operating activities	362,475	346,901	3,085
Cash flows from investing activities:			
Payments for purchases of securities	(657,370)	(1,018,434)	5,596
Payments for purchases of stock of subsidiaries	(210)	–	(1)
Proceeds from sale of securities	147,315	187,715	1,254
Proceeds from redemption of securities	216,161	558,441	1,840
Proceeds from decrease in money held in trust	–	985	–
Payments for purchases of premises and equipment	(2,842)	(2,049)	(24)
Proceeds from sale of premises and equipment	1,483	2,898	12
Net cash used in investing activities	(295,462)	(270,443)	(2,515)
Cash flows from financing activities			
Repayments of subordinated borrowed money	(4,000)	(16,000)	(34)
Proceeds from issuance of subordinated bonds	20,000	–	170
Dividends paid	(5,054)	(3,161)	(43)
Dividends paid for minority	(1)	(1)	(0)
Payments for purchase of treasury stock	(9,774)	(148)	(83)
Proceeds from sale of treasury stock	4	5	0
Net cash provided by (used in) financing activities	1,174	(19,306)	9
Effect of exchange rate changes on cash and cash equivalents	75	18	0
Net increase in cash and cash equivalents	68,262	57,170	581
Cash and cash equivalents at beginning of the year	264,302	207,132	2,249
Cash and cash equivalents at end of the year (Note 15)	¥ 332,564	¥ 264,302	$ 2,831

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") and consolidated subsidiaries are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bank and all companies controlled directly or indirectly by the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Affiliated companies over which the Bank exercises significant influence in terms of their operating and financial policies are accounted for by the equity method in the consolidated financial statements.

Differences between the cost and the underlying net equity at fair value of investments in subsidiaries at the date of acquisition are amortized over a period of 5 years on a straight-line basis.

c. Trading Assets and Liabilities

Trading account transactions are the transactions in which profit opportunities arise from the differences between different markets and short-term movements in rates and other indices, including interest rates, currency exchange rates, and dealing in marketable securities. These transactions are included in the consolidated financial statements as of the respective trading dates.

"Trading assets" and "Trading liabilities" are valued as follows: securities and monetary assets are valued at market price at the balance sheet date; swaps, futures, options and other derivative transactions are valued on the assumption that they were settled at the balance sheet date.

Gains and losses on specific transactions are recorded by adding or deducting differences between valuation gains or losses at the previous balance sheet date and those at the current balance sheet date to the interest earned or paid in the current year for securities, monetary assets, etc. With respect to derivatives, the differences between the gains and losses from assumed settlement at the previous balance sheet date and those at the current balance sheet date are added to or deducted from the interest earned or paid in the current year.

d. Securities

Held-to-maturity debt securities are stated at cost or amortized cost (straight-line method).

Other securities whose market value are available are stated at the market value at the fiscal year end (cost of securities sold is calculated using the moving average method), and other non-marketable securities are stated at cost or amortized cost computed by moving-average method.

Unrealized gains and losses on other securities are included in stockholders' equity, net of income taxes.

e. Derivative transactions

Derivatives for purposes other than trading are stated at market value.

f. Premises and Equipment

Depreciation for buildings and equipment of the Bank is computed using the declining-balance method at rates principally based on the following estimated useful lives:

Buildings	3 years to 50 years
Equipment and furniture	2 years to 20 years

The subsidiaries primarily use the same method.

Costs of computer software developed or obtained for internal use are capitalized and amortized using the straight-line method for the estimated useful life of 5 years.

g. Reserve for possible loan losses

The Reserve for Possible Loan Losses is maintained in accordance with internally established standards for write-offs and provisions:

- For credits extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation in the Commercial Law or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims, net of expected amounts from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credits extended to obligors that are not yet legally or formally bankrupt but who are substantially bankrupt, reserves are maintained at the amount deemed necessary based on overall solvency analyses, on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credit extended or obligors that are not yet legally or formally bankrupt but who are substantially bankrupt or the obligors whose credit terms are rescheduled or reconditioned and exceed the certain threshold, the Discounted Cash Flow Method (the DCF Method) are applied if cash flows on repayment of principals and collection of interest of the loan can be reasonably estimated. The DCF Method requires that the difference between the cash flows discounted by the original interest rate and the carrying value of the loan be provided as a reserve for possible loan losses.
- For credits extended to other obligors, reserves are maintained at rates derived from default experiences for a certain period in the past, etc.
- Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on the analyses of political and economic climates of the countries.

All credits are assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

Reserve for loan losses in the consolidated subsidiaries are provided by the actual write off ratio, etc.

h. Reserve for employee retirement benefits

Reserve for employee retirement benefits, which is provided for the future pension payment to employees, is recorded at the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated pension plan asset amounts at the end of the current fiscal year. Prior service liabilities and actuarial gains or losses are amortized mainly as follows:

- Prior service liabilities are charged to operations as incurred.
- Actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over the average remaining service period of the current employees (10 years).

[Changes in Accounting Policies]

Effective the fiscal year ended March 31, 2006, the Bank adopted the "Partial Revision of the 'Accounting Standards for Employee Retirement Benefits' " (Business Accounting Standard No.3, March 16, 2005) and the "Guidelines on Implementation of the Partial Revision of the 'Accounting Standards for Employee Retirement Benefits' " (Guidelines on Implementation of Business Accounting Standard No.7, March 16, 2005).

The effect of this change on operations was to increase the income before income taxes and minority interests by ¥1,117 million.

[Additional Information]

With the implementation of the "Defined Contribution Pension Act," the Bank transferred a part of the lump-sum retirement benefit plans to the defined contribution pension plan, and the contributory pension plan and corporate pension plan to the defined benefit corporate pension plan in April, 2005, and, accordingly, the "Accounting Standards for Transfers in Employee Retirement Benefit Plans and Others" (Guidelines on Implementation of Business Accounting Standard No.1) has been applied. Due to this transfer, the income before income taxes and minority interests increased by ¥2,532 million.

i. Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet dates.

j. Leases

Non cancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating leases or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

k. Hedge accounting

① Hedge accounting for interest rate risks

For derivatives to hedge the interest rate risk associated with various financial assets and liabilities, the Bank applies the deferred method which is stipulated in "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24). The Bank assesses the effectiveness of such hedge for offsetting changes in interest rate, by classifying the hedge items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. The Bank assesses the effectiveness of such hedges for fixing cash flows by verifying the correlation between the hedged items and the hedging instruments.

②Hedge accounting for foreign exchange risks

The Bank applies the deferred method of hedge accounting for derivatives to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in "Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). The effectiveness of the currency-swap transactions, exchange swap transactions and similar transactions hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies is assessed based on comparison of foreign currency position of the hedged monetary assets and liabilities and the hedging instruments.

Deferred hedges based on one-to-one hedges are applied to certain assets and liabilities of the Bank.

L. Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

M. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 20.

N. Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with the Bank of Japan which are included in "Cash and due from banks" in the consolidated balance sheets.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.47 = U.S.$1, the approximate rate of exchange on March 31, 2006, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Securities

Securities at March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
National government bonds	**¥ 620,828**	¥ 506,299
Local government bonds	**69,633**	53,403
Corporate bonds	**537,626**	487,755
Equity securities	**145,534**	112,090
Other securities	**538,346**	465,294
Total	**¥ 1,911,968**	¥ 1,624,844

Information regarding marketable securities classified as other securities at March 31, 2006 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain(loss)
Listed securities:			
Stock	¥ 43,451	¥ 134,684	¥ 91,232
Bonds	1,205,670	1,184,274	(21,395)
Others	526,577	528,942	2,364
Total	¥ 1,775,700	¥ 1,847,901	¥ 72,201

Sales of securities classified as other securities amounted to ¥152,736 million with aggregate gain and loss of ¥2,011 million and ¥939 million, respectively, for the year ended March 31, 2006.

The redemption schedule for securities with maturity dates classified as other securities and securities classified as held-to-maturity securities at March 31, 2006 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 140,916	¥ 671,485	¥ 239,075	¥ 176,611
Others	49,847	228,382	166,723	54,199
Total	¥ 190,763	¥ 899,867	¥ 405,798	¥ 230,810

The securities include ¥2,261 million of stock of affiliates.

As for the securities borrowing transaction, etc., that are permitted to sell or pledge without restrictions, no such securities was held in hand at March 31, 2006.

Information regarding marketable securities classified as other securities at March 31, 2005 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 44,007	¥ 101,385	¥ 57,377
Bonds	1,008,162	1,018,048	9,886
Others	442,359	456,535	14,175
Total	¥1,494,528	¥1,575,969	¥ 81,440

Sales of securities classified as other securities amounted to ¥188,306 million with aggregate gain and loss of ¥2,726 million and ¥852 million, respectively, for the year ended March 31, 2005.

The redemption schedule for securities with maturity dates classified as other securities and securities classified as held-to-maturity securities at March 31, 2005 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 132,485	¥ 592,752	¥ 119,280	¥ 202,940
Others	48,501	225,201	134,673	30,367
Total	¥ 180,987	¥ 817,954	¥ 253,954	¥ 233,308

The securities include ¥1,751 million of stock of affiliates.

As for the securities borrowing transaction, etc, that are permitted to sell or pledge without restrictions, ¥750 million of securities are held in hand at March 31, 2005.

4. Loans and Bills Discounted

Loans and bills discounted at March 31, 2006 and 2005 included the following loans:

	(Millions of yen)	
	2006	2005
Loans to borrowers in bankruptcy	**¥ 9,346**	¥ 9,224
Delinquent loans	**79,860**	83,149
Loans past due for three months or more	**379**	247
Restructured loans	**59,128**	76,835
Total	**¥ 148,714**	¥ 169,457

Loans are generally placed on nonaccrual status when the ultimate collectibility of either the principal or interest becomes doubtful because payments have been in arrears for a certain period of time or due to other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans to borrowers in legal bankruptcy as defined in the Corporation Tax Law. Delinquent loans represent nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans.

Loans past due for three months or more represent loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans.

Restructured loans are loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers (such as by reducing the rate of interest or by providing a grace period for the payment of principal/interest, etc.), and are not classified in any of the above categories.

Notes discounted are recorded as cash lending / borrowing transactions in accordance with "Accounting and auditing treatments of the Application of Accounting Standards for Financial Instruments in the Banking Industry" (JICPA Industry Audit Committee, Report No.24). The Bank has a right to sell or collateralize such bills at the discretion of the Bank.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥69,737 million and ¥81,283 million at March 31, 2006 and 2005, respectively.

Line-of-credit agreements relating to overdrafts and loans are agreements which oblige the Bank to lend funds up to a certain limit agreed in advance. The Bank makes the loan upon the request of an obligor to draw down funds under such a loan agreement as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused line-of-credit balance relating to these overdrafts and loan agreements at March 31, 2006 and 2005 amounted to ¥1,936,365 million and ¥1,798,511 million, respectively. The amount related to overdrafts and loans with a term of one year or less or overdrafts and loans which permit unconditional cancellation at any time was ¥1,909,978 million at March 31, 2006.

As many of these contracts expire undrawn, the aggregate total of the undrawn amount does not necessarily affect the future cash flows of the Bank and its consolidated subsidiaries. Many of these contracts have stipulations that allow the Bank and its consolidated subsidiaries to turn down a loan request or reduce the amounts of the credit line if there is a change in financial conditions, a need to establish increased securities, or other similar reasons. In addition to obtaining necessary collateral (real estates, securities, etc.) at the time the commitment contract is entered into, the Bank and its consolidated subsidiaries assess the condition of the customer's business operations, and analyze other information, based on internal procedures and standards. If necessary, the contract is reviewed and revised, or additional steps are taken to secure the credit extended to the customer.

5. Foreign Exchange Assets and Liabilities

Foreign exchange assets and liabilities at March 31, 2006 and 2005 consisted of the followings:

	(Millions of yen)	
	2006	2005
Assets		
Due from foreign banks	**¥ 902**	¥ 981
Foreign exchange bills bought	**1,006**	1,020
Foreign exchange bills receivable	**1,944**	1,927
Total	**¥ 3,853**	¥ 3,930
Liabilities		
Foreign exchange bills sold	**¥ 231**	¥ 263
Foreign exchange bills payable	**0**	1
Total	**¥ 231**	¥ 265

6. Premises and Equipment

Land utilized for the Bank's business activities was revalued at March 31, 1998 on the basis prescribed in the Law Concerning the Revaluation of Land. The income tax effect on the difference between the book value and the revalued amount has been presented under liabilities as "Deferred tax liabilities on land valuation account" and the remaining balance has been presented under stockholders' equity as "Land revaluation account" in the accompanying consolidated balance sheets.

Accumulated depreciation for premises and equipment at March 31, 2006 and 2005 was ¥58,815 million and ¥63,609 million, respectively.

The accelerated depreciation entry for premises and equipment amounted to ¥7,605 million at March 31, 2006.

The difference between the recoverable amount and the book value of the following assets was recognized as Loss on Impairment of Fixed Assets in this fiscal term.

(Impairment losses of assets , assets group and assets type)

Area	Principal purposes of use	Type	Impairment losses (¥ million)
Fukuoka Prefecture	Operating assets (to be disposed of) 5 items Idle assets ,etc. 4 items	Land and Premises	3,084

The Bank has revaluated the land used for the Bank's business activities on March 31, 1998 in accordance with the Law Concerning Land Revaluation. The operating assets (to be disposed of) and idle assets cited above, which were mainly included in the revaluated land, included impairment losses and they would not generate cash flows in future, and, accordingly, book values were reduced to the recoverable amounts, recognizing impairment losses of ¥3,804 million.

Impairment losses were included in extraordinary losses.

(Summary of assets group and the way of grouping)

Classification	Summary of group	Grouping
Shared assets	Assets related to all banking activities (Head office, Computer system center, Company houses and dormitories, ATM,etc.)	Assets related to all banking activity are grouping as grouped as a unit.
Operating assets	Business premises	As a rule , operating assets are grouped at the operation branch level. But in case of branches which are mutufly complementary relations with regional core branches as branches focused on personal service and satellite office, grouped together. As for assets to be disposed of, each asset is grouped as a separate asset.
Idle assets	Branch premises, Vacant lots of branch premises and company houses	Each asset is grouped as a separate asset.
Consolidated subsidiaries		Each asset of subsidiaries are grouped.

(Recoverable amounts)

In the year ended March 31, 2006 the recoverable amount was calculated based on net realizable value. Net realizable value was calculated based on the real estate appraisal values, etc.

7. Pledged Assets

Assets pledged as collateral at March 31, 2006 and 2005 consisted of the follows:

	(Millions of yen)	
	2006	2005
Assets pledged as collateral		
Securities	**¥ 649,603**	¥ 446,477
Loans and bills discounted	—	50,000
Liabilities corresponding to assets pledged as collateral		
Deposits	**¥ 38,719**	¥ 38,534
Call money and bills sold	**194,600**	—
Payables under securities lending transactions	**147,270**	144,454

In addition, securities totaling ¥254,834 million and ¥233,052 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2006 and 2005, respectively.

Premises and equipment included ¥1,941 million of guarantee money and deposits. Other assets included ¥25 million of deposit for clearing house at March 31, 2006.

8. Borrowed money

Borrowed money at March 31, 2006 and 2005 included subordinated borrowings amounting to ¥44,000 million and ¥48,000 million, respectively.

9. Bonds payable and Bonds with stock subscription rights

Bonds payable at March 31, 2006 represented callable (subordinated) debenture bonds, payable in yen, due 2015. Interest rates of the bonds payable are set at 0.96% a year for the period from September 16, 2005 to September 15, 2010 and at the 6-month Euroyen LIBOR plus 1.83% after September 15, 2010.

Bonds with stock subscription rights at March 31, 2006 and 2005 represented unsecured 1.1% subordinated convertible bonds, payable in yen, due 2007, which, unless previously redeemed, are convertible at any time up to and including September 28, 2007 into shares of common stock of the Bank at the option of the holders at a conversion price of ¥449 per share. Under the provisions of the issue, the conversion price is subject to adjustments in certain cases which include stock splits.

10. Retirement benefit plans

The Bank and subsidiaries have defined benefit plans, i.e., corporate pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

According to the enactment of the Defined Benefit Pension Plan Law, the Bank obtained an approval by the Minister of Health, Labor and Welfare of exemption from the substitutional portion of its future pension obligations and past pension obligations, on August 1, 2003 and April 1, 2005, respectively.

On April 1, 2005, the Bank changed its employee retirement benefit plans, transferring a part of the lump-sum retirement benefit plans to the defined contribution pension plans, and the welfare pension fund plans to the defined benefit corporate pension plans (cash-balance plan).

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2005 for the Bank's and the subsidiariesí defined benefit plans:

	(Millions of yen)	
	2006	2005
Project benefit obligation	**¥(67,797)**	¥(73,416)
Fair value of plan assets	**94,436**	71,423
(Retirement benefit trust included above)	**48,014**	36,929
Projected benefit obligation in excess of plan assets	**26,639**	(1,993)
Unrecognized net actuarial differences	**(13,570)**	6,162
Unrecognized prior service cost	**–**	(1,117)
Net liability recognized	**13,068**	3,051
Prepaid pension cost	**13,480**	3,865
Reserve for employees' retirement benefits	**¥ (411)**	¥ (813)

The components of retirement benefit expenses for the year ended March 31, 2006 and 2005 are outlined as follows:

	(Millions of yen)	
	2006	2005
Service cost	**¥ 2,070**	¥ 2,200
Interest cost	**1,340**	1,674
Expected return on plan assets	**(2,499)**	(2,205)
Expense for prior service cost	**(1,117)**	–
Expense for net actuarial loss	**1,200**	1,144
Retirement benefit expenses	**¥ 944**	¥ 2,814

The assumptions used in the accounting for the above plans were as follows:

	2006	2005
(a) Discount rate:	**2.0%**	2.0%
(b) Expected return on plan assets	**3.5%**	3.5%
(c) Allocation basis of expect retirement benefits	**Fixed**	Fixed
(d) Amortization basis of unrecognized prior service cost	**Charged to operations as incurred**	Charged to operations as incurred
(e) Amortization term of unrecognized net actuarial loss	**10 years**	10 years

11. Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are included in this account. As a contra account, "Customers' liabilities for acceptances and guarantees" is shown on the assets side, which represents the Bank's right of indemnity from the applicants.

12. Net unrealized gains on securities

Net unrealized gains on securities at March 31, 2006 and 2005 consisted of the followings:

	(Millions of yen)	
	2006	2005
Gross unrealized gains on securities classified as other securities	**¥ 72,201**	¥ 81,440
Deferred tax liabilities applicable to unrealized gains	**29,086**	33,056
Unrealized gains on securities, net of the applicable income taxes before adjustment for minority interests	**43,115**	48,383
Minority interests	**24**	17
The Bank's interest in net unrealized gains on valuations of other securities held by affiliates accounted for by the equity method	**12**	7
Net unrealized gains on securities classified as other securities	**¥ 43,103**	¥ 48,374

13. Income Taxes

Income taxes applicable to the Bank and subsidiaries comprise corporation, enterprise and inhabitants' taxes, which, in the aggregate, resulted in statutory tax rates of 40.3 percent and 40.6 percent for 2006 and 2005, respectively.

The significant components of the deferred tax assets and liabilities as of March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
Deferred tax assets:		
Reserve for possible loan losses	**¥ 30,659**	¥ 32,692
Reserve for employees retirement benefits	**9,318**	12,595
Loss carry forward for tax purposes		7,419
Depreciation of securities	**2,457**	2,488
Depreciation expenses	**1,667**	1,678
Other	**4,697**	3,993
Subtotal	**48,799**	60,867
Valuation allowance	**(4,896)**	(5,073)
Total	**43,902**	55,793
Deferred tax liabilities:		
Unrealized gain on securities	**(29,086)**	(33,056)
Retirement benefit trust	**(8,934)**	(8,945)
Reserve for special depreciation	**(533)**	(537)
Other	**(7)**	(38)
Total	**(38,560)**	(42,578)
Net deferred tax assets	**¥ 5,342**	¥ 13,215

With the implementation of the "Revision of the Local Tax Law" (Legislation No.9, 2003) on March 31, 2003, a part of the tax basis of enterprise taxes comprises "amount of added value" and "amount of capital" from the fiscal year commenced on April 1, 2004. As a result, enterprise taxes that are calculated based on "amount of added value" and "amount of capital" are included in "General and administrative expenses" from the fiscal year ended March 31, 2005 pursuant to "Practical Treatment for Presentation of External Based-Corporate Enterprise Taxes in the Statement of Income" (Accounting Standards Board, Practical Solution Report No.12).

14. Net Income per Share

Net income per share for the years ended March 31, 2006 and 2005 was as follows:

	(yen)	
	2006	2005
Net income per share:		
Basic	**¥ 48.76**	¥ 42.23
Diluted	**43.63**	36.62

Basic income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon conversion of the convertible bonds.

15. Supplementary Cash Flow Information

Reconciliation of cash and cash equivalents

The reconciliation of cash and due from banks in the consolidated balance sheets to cash and cash equivalents in the consolidated statements of cash flows at March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
Cash and due from banks	**¥ 341,898**	¥ 266,423
Interest-earning deposits with other banks	**(9,334)**	(2,121)
Cash and cash equivalents	**¥ 332,564**	¥ 264,302

16. Leases

Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2006 and 2005, which would have been reflected in the consolidated balance sheet if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2006	2005
Equipment:		
Acquisition costs	**¥ 12,317**	¥ 15,499
Accumulated depreciation	**6,408**	6,116
Net book value	**¥ 5,909**	¥ 9,382

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,771 million and ¥2,577 million for the years ended March 31, 2006 and 2005, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,595 million and ¥181 million, respectively, for the year ended March 31, 2006, and ¥2,391 million and ¥179 million, respectively, for the year ended March 31, 2005.

Future minimum lease payments subsequent to March 31, 2006 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2007	¥ 2,606
2008 and thereafter	4,094
Total	¥ 6,101

17. Derivative transaction

The Bank has entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and debt security prices.

Information regarding the derivative transactions outstanding at March 31, 2006 and 2005 is as follows:

Interest-related transactions

	(Millions of yen)		
As of Mar. 31, 2006	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥153,356	¥ 555	¥ 547
Receive/fixed and pay/floating	76,653	(898)	(930)
Receive/floating and pay/fixed	76,703	1,453	1,477
Interest swaptions	117,982	0	639
Sell	58,991	(2,015)	(994)
Buy	58,991	2,015	1,643
Caps	73,282	0	106
Sell	36,521	(475)	(96)
Buy	36,761	475	203
Total	–	¥ 556	¥ 1,293

	(Millions of yen)		
As of Mar. 31, 2005	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥ 50,752	¥ 278	¥ 270
Receive/fixed and pay/floating	25,376	413	395
Receive/floating and pay/fixed	25,376	(135)	(124)
Interest swaptions	56,420	0	220
Sell	28,210	(288)	57
Buy	28,210	288	162
Caps	67,634	0	129
Sell	33,657	(200)	212
Buy	33,977	200	(82)
Total	–	¥ 278	¥ 620

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

Currency-related transactions

	(Millions of yen)		
As of Mar. 31, 2006	Notional amount	Fair value	Unrealized gain (loss)
Currency Swap	¥ 358,976	¥ 1,155	¥ 1,135
Foreign exchange contract	46,762	230	230
Sell	23,213	(339)	(339)
Buy	23,549	570	570
Currency options	23,214	0	1
Sell	11,607	(129)	2
Buy	11,607	129	(1)
Total	–	¥ 1,386	¥ 1,368

	(Millions of yen)		
As of Mar. 31, 2005	Notional amount	Fair value	Unrealized gain (loss)
Currency Swap	¥ 205,068	¥ 692	¥ 681
Foreign exchange contract	39,592	296	296
Sell	19,711	1,524	1,524
Buy	19,880	(1,227)	(1,227)
Currency options	28,137	0	26
Sell	14,068	(210)	(41)
Buy	14,068	210	68
Total	–	¥ 988	¥ 1,003

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

The net amount of profit/loss or revaluation differences resulting from the hedge method is booked as a deferred hedge profit in other liabilities. The total amount of aforementioned deferred hedge losses before netting was ¥1,648 million and the total amount of deferred hedge profits was ¥1,784 million.

18. Segment Information

(a) Business Segment Information

The Bank's operation includes guarantee and other businesses in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(b) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

(c) Income from International Operations

	(Millions of yen)		
	Income from international operations	Consolidated operating income	Income from international operations / Consolidated operating Income
Year ended March 31, 2006	**¥ 24,770**	**¥ 171,918**	**14.4%**
Year ended March 31, 2005	**¥ 22,372**	**¥ 165,639**	**13.5%**

19. Related Party Transactions

1. For the fiscal year ended March. 31,2006

(1) Directors and principal individual shareholders

Attribute	Name	Address	Common Stock	Title	Equity Ownership	Relationship	Transactions	Transaction Amount	Account	Balance at end of year
Director	Hidemi Ashizuka	–	–	The Bank's corporate auditor Kyushu Electric Power Co.,Inc.'s Executive Vice-President and Representative Director	–	–	Loan	¥7,548 Million	Loan	¥33,557 Million
Director	Tsuguo Nagao	–	–	The Bank's corporate auditor Nishi-nippon Railroad Co.,Ltd.'s President and Representative Director	–	–	Loan	¥827 Million	Loan Acceptances and guarantees	¥8,132 Million ¥346 Million

Terms and conditions of the transactions are similar to those of others.

(2) Others

There were no relevant transactions with related parties to report.

2. For the fiscal year ended March. 31,2005

(1) Directors and principal individual shareholders

Attribute	Name	Address	Common Stock	Title	Equity Ownership	Relationship	Transactions	Transaction Amount	Account	Balance at end of year
Director	Hidemi Ashizuka	–	–	The Bank's corporate auditor Kyushu Electric Power Co.,Inc.'s Executive Vice-President and Representative Director	–	–	Loan	¥13,803 Million	Loan	¥41,106 Million
Director	Tsuguo Nagao	–	–	The Bank's corporate auditor Nishi-nippon Railroad Co.,Ltd.'s President and Representative Director	–	–	Loan	¥1,190 Million	Loan Acceptances and guarantees	¥7,228 Million ¥423 Million

Terms and conditions of the transactions are similar to those of others.

(2) Others

There were no relevant transactions with related parties to report.

20. Subsequent event

1. The following appropriation of retained earnings of the Bank, which have not been reflected in the consolidated financial statements for the year ended March 31, 2006, were approved at the stockholders' meeting held on June 29, 2006:

	(Millions of yen)
Cash dividends (¥4.50 per share)	¥3,015
Bonuses to directors and statutory auditors	60
	¥3,075

2. On May 12, 2006, the Bank entered into a basic agreement with the Kumamoto Family Bank, Ltd. (Headquarters: Kumamoto city, President: Kazuyuki Kawaguchi) that the two banks would pursue a business and capital alliance and start discussion for future integration of management which includes formation of a joint holding company. The outline of the agreement is as follows:

(1) Purpose of the agreement

The Bank of Fukuoka and the Kumamoto Family Bank will pursue together to enhance customer services by expanding the operational network, contribute to the communities, realize sustainable growth of the corporate value, and improve the employee satisfaction, through the business and capital alliance and future integration of management.

(2) Contents of business and capital alliance

①Business alliance

a) Alliance in assistance for business revitalization
b) No-charge for use of ATMs by each other's customers
c) Alliance in business loan operations
d) Alliance in corporate solution businesses
e) Alliance in businesses for individuals
f) Alliance in promotion of operational efficiency

②Capital alliance

The Bank of Fukuoka submitted an offer through the Resolution and Collection Corporation to the Deposit Insurance Corporation of Japan that the Bank acquire from the Resolution and Collection Corporation all shared of the publicly-owned preferred stock of the Kumamoto Family Bank; consequently, the Bank acquired all shares of the stock on May 17, 2006.

<Acquisition by the Bank of Fukuoka of the publicly-owned preferred stock of Kumamoto Family Bank>

· Number of shares acquired	40,000,000 shares
· Acquisition cost per share	¥788.79 per share
· Total cost of acquisition	¥31,551,600,000
· Seller	The Resolution and Collection Corporation
· Date of acquisition	May 17, 2006

(3) Start of discussion for future integration of management, and methods and timing of the integration

The Bank of Fukuoka and the Kumamoto Family Bank will jointly establish a preparatory committee of integration to start discussion for formation of a holding company. The proportion of integration being decided based on appropriate assessment of both banks' assets and other means, the holding company will be established in the spring of 2007 by transferring stock of each bank, subject to approval of the stockholders and authorization by the relevant authorities.

3. Upon the resolution of the Board of Directors meeting held on June 9, 2006, the Bank issued the second callable subordinated debenture bonds of ¥30 billion on June 27, 2006 to secure stable capital.

The issuance is outlined in the following:

- Issue price: ¥100 per ¥100 par value
- Total amount issued: ¥30 billion
- Interest rate:
  - ① first 5 years (to June 27, 2011): 1.77% a year
  - ② following 5 years: 6 month Euro Yen LIBOR + 1.82%
- Maturity date: June 27, 2016

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying consolidated balance sheets of The Bank of Fukuoka, Ltd. and consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of Fukuoka, Ltd. and consolidated subsidiaries at March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Additional information
As described in Note 1. h to the consolidated financial statements, the Bank adopted the "Partial Revision of the 'Accounting Standards for Employee Retirement Benefits' " in the year ended March 31, 2006.

As described in Note 20. 2 to the consolidated financial statements, on May 12, 2006, the Bank entered into a basic agreement with the Kumamoto Family Bank, Ltd. that the two banks would pursue a business and capital alliance and start discussion for future integration of management which includes formation of a joint holding company.

As described in Note 20. 3 to the consolidated financial statements, upon the resolution of the Board of Directors meeting held on June 9, 2006, the Bank issued the second callable subordinated debenture bonds on June 27, 2006.

Ernst & Young ShinNihon

June 29, 2006

NON-CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2006 and 2005 The Bank of Fukuoka, Ltd.

	2006	2005	2006
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Assets			
Cash and due from banks	**¥ 341,887**	¥ 266,422	**$ 2,910**
Call loans	**95,272**	164,987	**811**
Monetary receivables bought	**71,284**	64,780	**606**
Trading assets	**6,016**	3,176	**51**
Securities (Notes 3 and 7)	**1,909,061**	1,625,004	**16,251**
Loans and bills discounted (Notes 4 and 7)	**5,114,967**	5,034,272	**43,542**
Foreign exchange assets (Note 4)	**3,853**	3,930	**32**
Other assets (Notes 6 and 7)	**51,391**	47,771	**437**
Premises and equipment (Note 5)	**129,995**	135,216	**1,106**
Deferred tax assets (Note 18)	**1,820**	10,033	**15**
Customers' liabilities for acceptances and guarantees (Note 13)	**61,727**	73,594	**525**
Reserve for possible loan losses	**(75,313)**	(82,977)	**(641)**
Total assets	**¥ 7,711,965**	¥ 7,346,213	**$ 65,650**
Liabilities and stockholders' equity			
Liabilities			
Deposits (Notes 7 and 8)	**¥ 6,709,960**	¥ 6,577,325	**$ 57,120**
Call money	**7,174**	4,832	**61**
Payables under securities lending transactions (Note 7)	**147,270**	144,454	**1,253**
Bills sold (Note 7)	**194,600**	—	**1,656**
Trading liabilities	**2,430**	1,262	**20**
Borrowed money (Note 9)	**45,422**	57,909	**386**
Foreign exchange liabilities	**231**	265	**1**
Bonds payable (Note 10)	**20,000**	—	**170**
Bonds with stock subscription rights (Note 10)	**24,165**	47,229	**205**
Other liabilities (Note 11)	**65,634**	36,666	**558**
Reserve for employee retirement benefits (Note 12)	**—**	440	**—**
Deferred tax liabilities on land revaluation (Note 5)	**34,560**	35,781	**294**
Acceptances and guarantees (Note 13)	**61,727**	73,594	**525**
Total liabilities	**¥ 7,313,177**	¥ 6,979,761	**$ 62,255**
Stockholders' equity			
Common stock (Note 14)	**¥ 70,310**	¥ 58,753	**$ 598**
Capital surplus (Note 14)	**48,515**	37,008	**412**
Legal reserve (Note 15)	**46,520**	46,520	**396**
Voluntary reserve	**117,399**	91,438	**999**
Retained earnings	**34,614**	32,344	**294**
Land revaluation account (Note 5)	**48,850**	52,374	**415**
Unrealized gains on securities (Note 18)	**43,071**	48,351	**366**
Treasury stock	**(10,494)**	(339)	**(89)**
Total stockholders' equity	**398,787**	366,452	**3,394**
Total liabilities and stockholders' equity	**¥ 7,711,965**	¥ 7,346,213	**$ 65,650**

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended March 31, 2006 and 2005 The Bank of Fukuoka, Ltd.

	2006 (Millions of yen)	2005 (Millions of yen)	2006 (Millions of U.S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	¥ 91,764	¥ 93,543	$ 781
Interest and dividends on securities	33,391	27,957	284
Interest on call loans	194	144	1
Interest on bills bought	0	0	0
Interest on due from banks	47	25	0
Interest on interest rate swap	347	1,695	2
Interest on others	746	918	6
Trust fees	2	2	0
Fees and commissions	32,125	28,481	273
Trading income	1,488	1,351	12
Other operating income (Note 16)	2,575	2,258	21
Other income (Note 16)	6,168	4,033	52
Total income	168,853	160,412	1,437
Expenses			
Cost of fund-raising:			
Interest on deposits	3,131	2,562	26
Interest on call money	374	64	3
Interest on payables under securities lending transactions	4,948	2,546	42
Interest on bills sold	4	–	0
Interest on borrowed money	1,098	1,307	9
Interest on bonds payable	104	966	0
Interest on bonds with stock subscription rights	358	520	3
Interest on interest rate swap	12,598	11,512	107
Interest on others	17	118	0
Fees and commissions	10,627	9,237	90
Other operating expenses (Note 17)	1,076	821	9
General and administrative expenses	71,984	70,271	612
Other expenses (Note 17)	12,584	14,040	107
Total expenses	118,910	113,971	1,012
Income before income taxes	49,943	46,441	425
Provision for income taxes (Note 18):			
Current	9,446	126	80
Deferred	10,278	19,240	87
Net income (Note 19)	30,218	27,074	257
Retained earnings at beginning of year	¥ 32,344	¥ 20,913	$ 275
Retained earnings added through merger	301	–	2
Transfer from land revaluation account	2,819	3,526	23
Transfer from voluntary reserve	39	141	0
Appropriations			
Cash dividends	5,068	3,171	43
Bonuses to directors and corporate auditors	40	40	0
Transfer to voluntary reserve	26,000	16,099	221
Retained earnings at end of year (Note 21)	¥ 34,614	¥ 32,344	$ 294

See accompanying notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2005 The Bank of Fukuoka, Ltd.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying non-consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the non-consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Accounting Policies

The accompanying non-consolidated financial statements of the Bank have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements. Accordingly, the accompanying non- consolidated financial statements should be read in conjunction with Notes to Consolidated Financial Statements.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥117.47 = U.S.$1, the approximate rate of exchange on March 31, 2006, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Securities

Securities at March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
National government bonds	**¥ 617,805**	¥ 506,299
Local government bonds	**69,633**	53,403
Corporate bonds	**537,626**	487,755
Equity securities	**145,649**	112,252
Other securities	**538,346**	465,292
Total	**¥ 1,909,061**	¥ 1,625,004

See Note 3 to the consolidated financial statements for the description of securities borrowing transaction, etc..

4. Loans and Bills Discounted

Loans and bills discounted at March 31, 2006 and 2005 consisted of the following:

	(Millions of yen)	
	2006	2005
Bills discounted	**¥ 68,731**	¥ 80,262
Loans on bills	**432,413**	474,474
Loans on deeds	**3,923,656**	3,762,476
Overdrafts	**690,165**	717,059
Total	**¥ 5,114,967**	¥ 5,034,272

Loans and bills discounted at March 31, 2006 and 2005 included the following loans:

	(Millions of yen)	
	2006	2005
Loans to borrowers in bankruptcy	**¥ 8,773**	¥ 8,623
Delinquent loans	**79,059**	82,393
Loans past due for three months or more	**379**	247
Restructured loans	**59,128**	76,835
Total	**¥ 147,341**	¥ 168,100

See Note 4 to the consolidated financial statements for the description of these loans.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥69,737 million and ¥81,283 million at March 31, 2006 and 2005, respectively.

The unused line-of-credit balance relating to overdrafts and loan agreements at Mach 31, 2006 and 2005 amounted to ¥1,938,415 million and ¥1,737,655 million, respectively. The amount related to overdrafts and loan agreements with a term of one year or less or overdrafts and loan agreements which permit unconditional cancellation at any time was ¥1,912,028 million at March 31, 2006.

See Note 4 to the consolidated financial statements for the description of the line-of-credit agreements.

5. Premises and Equipment

Premises and equipment at March 31, 2006 and 2005 consisted of the following:

	(Millions of yen)	
	2006	2005
Land	**¥ 105,108**	¥ 109,833
Buildings	**68,306**	67,876
Other	**14,359**	20,042
Total	**187,774**	197,751
Accumulated depreciation	**(57,778)**	(62,534)
Net book value	**¥ 129,995**	¥ 135,216

The difference between the recoverable amount and the book value of the following assets was recognized as Loss on Impairment of Fixed Assets in the year ended March 31, 2006.

(Impairment losses of assets , assets group and assets type)

Area	Principal purposes of use	Type	Impairment losses (¥ million)
Fukuoka Prefecture	Operating assets (to be disposed of) 5 items	Land and Premises	3,789
	Idle assets ,etc. 4 Items		

The Bank has revaluated the land used for the Bank's business activities on March 31, 1998 in accordance with the Law Concerning Land Revaluation. The operating assets (to be disposed of) and idle assets citied above, which were mainly included in the revaluated land, included impairment losses and they would not generate cash flows in future, and, accordingly, book values were reduced to the recoverable amounts, recognizing impairment losses of ¥3,789 million.

Impairment losses were included in extraordinary losses.

(Summary of assets group and the way of grouping)

Classification	Summary of group	Grouping
Shared assets	Assets related to all banking activities (Head office, Computer system center, Company houses and dormitories, ATM,etc.)	Assets related to all banking activity are grouping as grouped as a unit.
Operating assets	Business premises	As a rule , operating assets are grouped at the operation branch level. But in case of branches which are mutully complementary relations with regional core branches as branches focused on personal service and satellite office, grouped together. As for assets to be disposed of, each asset is grouped as a separate asset.
Idle assets	Branch premises, Vacant lots of branch premises and company houses	Each asset is grouped as a separate asset.

(Recoverable amounts)

In the year ended March 31, 2006 the recoverable amount was calculated based on net realizable value. Net realizable value was calculated based on the real estate appraisal values, etc..

6. Other Assets

Other assets at March 31, 2006 and 2005 consisted of the followings:

	(Millions of yen)	
	2006	2005
Accrued income	**¥ 14,116**	¥ 13,638
Variation margin	**13**	16
Prepaid expenses	**55**	—
Financial derivatives	**5,940**	7,619
Deferred hedge losses	—	6,091
Other	**31,266**	20,404
Total	**¥ 51,391**	¥ 47,771

7. Pledged Assets

Assets pledged as collateral at March 31, 2006 and 2005 consisted of the follows:

	(Millions of yen)	
	2006	2005
Assets pledged as collateral		
Securities	**¥ 649,603**	¥ 446,477
Loans and bills discounted	—	50,000
Liabilities corresponding to assets pledged as collateral		
Deposits	**¥ 38,719**	¥ 38,534
Payables securities lending transactions	**147,270**	144,454
Bills sold	**194,600**	—

In addition, securities totaling ¥254,834 million and ¥233,052 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2006 and 2005, respectively.

Other assets included ¥12 million of deposit for clearing house.

8. Deposits

A breakdown of deposits at March 31, 2006 and 2005 was as follows:

	(Millions of yen)	
	2006	2005
Current deposits	**¥ 309,346**	¥ 294,211
Ordinary deposits	**3,483,202**	3,265,661
Deposits at notice	**19,321**	28,640
Time deposits	**2,381,965**	2,451,787
Negotiable certificates of deposit	**147,979**	122,577
Other deposits	**368,144**	414,446
Total	**¥ 6,709,960**	¥ 6,577,325

9. Borrowed money

See Note 8 to the consolidated financial statements for the description of Borrowed money.

10. Bonds payable and Bonds with stock subscription rights

See Note 9 to the consolidated financial statements for the description of these bonds.

11. Other Liabilities

Other liabilities at March 31, 2006 and 2005 consisted of the followings:

	(Millions of yen)	
	2006	2005
Domestic exchange settlement account, credit	**¥ 166**	¥ 678
Corporation tax	**9,206**	650
Accrued expenses	**7,072**	8,138
Unearned income	**3,768**	3,986
Employees' deposits	**2,285**	2,340
Financial derivatives	**19,163**	11,117
Deferred hedge profits	**135**	—
Other	**23,837**	9,754
Total	**¥ 65,634**	¥ 36,666

12. Retirement Benefit Plans

See Note 10 to the consolidated financial statements for the description of employee retirement benefit plans.

13. Acceptance and Guarantees

See Note 11 to the consolidated financial statements for the description of acceptances and guarantees.

14. Common Stock and Capital Surplus

Information with respect to the common stock and capital surplus of the Bank at March 31, 2006 and 2005 is as follows:

The authorized number of shares of common stock was 1.8 billion shares at March 31, 2006 and 2005.

	(Millions of yen)	
	2006	2005
Common stock:		
Balance at beginning of the year	**¥ 58,753**	¥ 58,662
Conversion of convertible bonds	**11,557**	90
Balance at end of year	**¥ 70,310**	¥ 58,753
(Shares issued and outstanding at end of year)	**(686,534 Thousand shares)**	(635,166 Thousand shares)
Capital surplus:		
Balance at beginning of the year	**¥ 37,008**	¥ 36,917
Conversion of convertible bonds	**11,506**	90
Gain on sales of treasury stock	**0**	1
Balance at end of year	**¥ 48,515**	¥ 37,008

15. Legal Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash dividends and other cash appropriations of retained earnings shall be appropriated to the legal reserve from the retained earnings until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to capital.

16. Other Operating Income and Other Income

The composition of other operating income for the years ended March 31, 2006 and 2005 was as follows:

	(Millions of yen)	
	2006	2005
Other operating income		
Gains on foreign exchange transactions	**¥ 902**	¥ 1,023
Gains on sales of bonds	**949**	1,019
Gains on financial derivatives	**721**	210
Other	**1**	4
Total	**¥ 2,575**	¥ 2,258

The components of other income for the years ended March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
Other income:		
Gains on sales of stocks and other securities	**¥ 861**	¥ 1,707
Gains on dispositions of premises and equipment	**51**	0
Collection of written-off claims	**—**	2
Gains on transition of employee retirement benefit plans	**2,532**	—
Others	**2,723**	2,323
Total	**¥ 6,168**	¥ 4,033

17. Other Operating Expenses and Other Expenses

The composition of other operating expenses for the years ended March 31, 2006 and 2005 was as follows:

	(Millions of yen)	
	2006	2005
Other operating expenses:		
Losses on sales of bonds	**¥ 935**	¥ 821
Losses on redemption of bonds	**46**	—
Amortization of bond issue costs	**93**	—
Total	**¥ 1,076**	¥ 821

The components of other expenses for the years ended March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
Other expenses:		
Transfer to reserve for possible loan losses	**¥ 2,984**	¥ 3,554
Losses on sales of stocks and other securities	**4**	30
Losses on devaluation of stocks and securities	**92**	691
Losses on sales of loans	**467**	2,785
Losses on sales and disposal of premises and equipment	**1,029**	1,895
Impairment losses	**3,789**	3,315
Retroactive payments for overtime premium and others	**2,090**	—
Others	**2,126**	1,768
Total	**¥ 12,584**	¥ 14,040

18. Income Taxes

Income taxes applicable to the Bank comprise corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rate of 40.3% and 40.6% for 2006 and 2005, respectively.

The significant components of the Bank's deferred tax assets and liabilities as of March 31, 2006 and 2005 were as follows:

	(Millions of yen)	
	2006	2005
Deferred tax assets:		
Reserve for possible loan losses	**¥ 27,407**	¥ 29,751
Reserve for employee retirement benefits	**9,165**	12,444
Loss carry forward for tax purposes		7,405
Devaluation of securities	**2,449**	2,480
Depreciation expenses	**1,665**	1,676
Other	**4,425**	3,651
Subtotal	**45,112**	57,409
Valuation allowance	**(4,762)**	(4,839)
Total	**40,350**	52,570
Deferred tax liabilities:		
Unrealized gain on securities	**(29,054)**	(33,033)
Retirement benefit trust	**(8,934)**	(8,945)
Reserve for special depreciation	**(533)**	(537)
Other	**(7)**	(20)
Total	**(38,529)**	(42,536)
Net deferred tax assets	**¥ 1,820**	¥ 10,033

See Note 13 to the consolidated financial statements for the description of Exteranl Based - Corporate Enterprise Taxes.

19. Net Income per Share

Net income per share for the years ended March 31, 2006 and 2005 was as follows:

	(Yen)	
	2006	2005
Net income:		
Basic	**¥ 46.83**	¥ 42,61
Diluted	**41.92**	36,96

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common stock to be issued upon conversion of the convertible bonds.

20. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2006 and 2005 which would have been reflected in the non-consolidated balance sheet if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2006	2005
Equipment:		
Acquisition costs	**¥ 11,785**	¥ 14,944
Accumulated depreciation	**6,161**	5,935
Net book value	**¥ 5,624**	¥ 9,009

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,651 million and ¥2,453 million for the year ended March 31, 2006 and 2005, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,485 million and ¥170 million, respectively, for the year ended March 31, 2006, and ¥2,278 million and ¥165 million, respectively, for the year ended March 31, 2005.

Future minimum lease payments subsequent to March 31, 2006 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2007	¥ 1,896
2008 and thereafter	3,907
Total	¥ 5,804

21. Subsequent Event

1. The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2006, were approved at the stockholders' meeting held on June 29, 2006:

	(Millions of yen)
Cash dividends (¥4.50 per share)	¥3,015
Bonuses to directors and corporate auditors	60
Voluntary reserve	27,503
	¥30,578

2. On May 12, 2006, the Bank entered into a basic agreement with the Kumamoto Family Bank, Ltd. (Headquarters: Kumamoto city, President: Kazuyuki Kawaguchi) that the two banks would pursue a business and capital alliance and start discussion for future integration of management which includes formation of a joint holding company. The outline of the agreement is as follows:

(1) Purpose of the agreement

The Bank of Fukuoka and the Kumamoto Family Bank will pursue together to enhance customer services by expanding the operational network, contribute to the communities, realize sustainable growth of the corporate value, and improve the employee satisfaction, through the business and capital alliance and future integration of management.

(2) Contents of business and capital alliance

①Business alliance

a) Alliance in assistance for business revitalization
b) No-charge for use of ATMs by each other's customers
c) Alliance in business loan operations
d) Alliance in corporate solution businesses
e) Alliance in businesses for individuals
f) Alliance in promotion of operational efficiency

②Capital alliance

The Bank of Fukuoka submitted an offer through the Resolution and Collection Corporation to the Deposit Insurance Corporation of Japan that the Bank acquire from the Resolution and Collection Corporation all shares of the publicly-owned preferred stock of the Kumamoto Family Bank; consequently, the Bank acquired all shares of the stock on May 17, 2006.

<Acquisition by the Bank of Fukuoka of the publicly-owned preferred stock of Kumamoto Family Bank>

- Number of shares acquired: 40,000,000 shares
- Acquisition cost per share: ¥788.79 per share
- Total cost of acquisition: ¥31,551,600,000
- Seller: The Resolution and Collection Corporation
- Date of acquisition: May 17, 2006

(3) Start of discussion for future integration of management, and methods and timing of the integration

The Bank of Fukuoka and the Kumamoto Family Bank will jointly establish a preparatory committee of integration to start discussion for formation of a holding company. The proportion of integration being decided based on appropriate assessment of both banks' assets and other means, the holding company will be established in the spring of 2007 by transferring stock of each bank, subject to approval of the stockholders and authorization by the relevant authorities.

3. Upon the resolution of the Board of Directors meeting held on June 9, 2006, the Bank issued the second callable subordinated debenture bonds of ¥30 billion on June 27, 2006 to secure stable capital.

The issuance is outlined in the following:

- Issue price: ¥100 per ¥100 par value
- Total amount issued: ¥30 billion
- Interest rate:
  - ①first 5 years (to June 27, 2011): 1.77% a year
  - ②following 5 years: 6 month Euro Yen LIBOR + 1.82%
- Maturity date: June 27, 2016

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying non-consolidated balance sheets of The Bank of Fukuoka, Ltd. as of March 31, 2005 and 2006, and the related non-consolidated statements of income and retained earnings for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of The Bank of Fukuoka, Ltd. at March 31, 2005 and 2006, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.

Additional information
The Bank adopted the "Partial Revision of the 'Accounting Standards for Employee Retirement Benefits' " in the year ended March 31, 2006.

As described in Note 21. 2 to the non-consolidated financial statements, on May 12, 2006, the Bank entered into a basic agreement with the Kumamoto Family Bank, Ltd. that the two banks would pursue a business and capital alliance and start discussion for future integration of management which includes formation of a joint holding company.

As described in Note 21. 3 to the non-consolidated financial statements, upon the resolution of the Board of Directors meeting held on June 9, 2006, the Bank issued the second callable subordinated debenture bonds on June 27, 2006.

Ernst & Young Shin Nihon

June 29, 2006

COMPANY DATA

BOARD OF DIRECTORS AND AUDITORS

President
Masaaki Tani

Deputy Presidents
Kazunori Shibuta
Kazuo Oniki

Senior Managing Directors
Osamu Suematsu
Kazutoshi Nakamura

Managing Directors
Osamu Obata
Takashige Shibato
Hajime Suzuki

Directors
Ryuji Yasuda
Hideaki Takahashi

Executive Officers
Takashi Eguchi
Masato Akashi
Yu Misumi
Takashi Yoshikai
Fumio Sakurai
Toyoshi Tanaka
Jiro Furumura
Eiichi Yamakita
Hisaharu Isobe
Masayuki Aoyagi
Seio Yamakawa

Standing Auditors
Nobuhisa Eto
Kenji Hayashi

Auditors
Hidemi Ashizuka
Yoichi Sugioka
Tsuguo Nagao

(As of July 2006)

HEAD OFFICE

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan
Phone: 092-723-2131

BUSINESS PLANNING DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

International Planning Department
Phone: 092-723-2591 Fax: 092-716-3180

Asian Center
Phone: 092-723-2591 Fax: 092-716-3180

OPERATIONS PROMOTION DIVISION

7-7, Momochihama 1-chome, Sawara-ku,
Fukuoka 814-0001, Japan

Trade & Foreign Business Operations Center
Phone: 092-844-6091 Fax: 092-844-6040
SWIFT Address: FKBKJPJT

TREASURY DIVISION

8-7, Yaesu 2-chome, Chuo-ku,
Tokyo 104-0028, Japan
SWIFT Address: FKBKJPJT

Funds & Securities Group
Phone: 03-3242-6935 Fax: 03-3242-6921

Trading Department
Phone: 03-3242-6931 Fax: 03-3242-6920

Treasury Administration Group
Phone: 03-3242-6930 Fax: 03-3242-6918

OVERSEAS OFFICES

Hong Kong Representative Office
3101 Alexandra House, 18, Chater Road,
Central, Hong Kong, S.A.R., P.R.C.
Phone: 2524-2169 Fax: 2845-9250

Shanghai Representative Office
Room 2010, Shanghai International
Trade Center, 2201 Yan-an Road (West),
Shanghai, P.R.C.
Phone: 21-6219-4570 Fax: 21-6219-5614

Dalian Representative Office
Room 622,623 Furama Hotel,
Dalian, 60 Renmin Road,
Dalian, P.R.C.
Phone: 411-8282-3643 Fax: 411-8282-3644

Number of Offices	
Domestic:	
Fukuoka Prefecture	150
Other districts	17
International:	
Hong Kong/Shanghai/Dalian	3
Total	170

(As of July 2006)

THE BANK OF FUKUOKA, LTD.

http://www.fukuokabank.co.jp